

06011814

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5025 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/21/06

82-5025

RECEIVED
2006 MAR 21 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORBIS S.A.
CAPITAL GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at December 31, and for 12 months ended on December 31, 2005

AR/S
12-31-05

SELECTED FINANCIAL FIGURES

for 12 months ended on December 31, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	12 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2004	12 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of services	990 356	937 787	246 155	207 558
Operating profit (loss)	87 889	55 683	21 845	12 324
Net profit (loss) on continuing operations	60 675	56 836	15 081	12 579
Net profit attributable to equity holders of the parent	60 654	54 475	15 076	12 057
BALANCE SHEET				
Fixed assets	1 978 761	1 972 670	512 659	483 616
Current assets	212 995	188 207	55 183	46 140
Shareholders' equity	1 628 753	1 586 835	421 979	389 025
Shareholders' equity attributable to equity holders of the parent	1 627 666	1 585 838	421 697	388 781
Long-term liabilities	375 315	413 010	97 237	101 253
Short-term liabilities	187 688	161 032	48 626	39 478
CASH FLOW STATEMENT				
Net cash flow from operating activity	141 320	160 810	35 125	35 592
Net cash flow, total	41 066	(7 890)	10 207	(1 746)
EARNINGS PER SHARE				
Earnings per share for the financial year	1,32	1,23	0,33	0,27

Exchange rate of EUR applied to convert:		
- balance sheet items	3,8598	4,0790
- profit and loss account items	4,0233	4,5182

CONSOLIDATED BALANCE SHEET

as at December 31, 2005, September 30, 2005 and December 31, 2004

(figures have been presented in PLN '000)

Assets	balance as at Dec. 31, 2005	balance as at Sept 30, 2005	balance as at Dec. 31, 2004
Fixed assets	**1 978 761**	**1 963 284**	**1 972 670**
Tangible fixed assets	1 711 032	1 696 350	1 705 934
Intangible assets, of which:	111 657	111 270	112 306
- goodwill	108 262	108 262	107 252
Investment in an associated company consolidated by the equity method	5 191	4 686	4 182
Financial assets held for trading	727	727	2 652
Other financial assets	38 205	27 410	23 268
Investment property	43 184	43 647	44 806
Other long-term investments	638	1 390	635
Deferred income tax assets	68 127	77 804	78 887
Current assets	**212 995**	**267 141**	**188 207**
Inventories	9 506	12 475	13 822
Trade receivables	47 740	72 163	40 076
Income tax receivables	6 103	3 114	8 198
Other short-term receivables	32 122	36 446	22 854
Financial assets at fair value through profit or loss	33 870	72 393	60 669
Cash and cash equivalents	83 654	70 550	42 588
Total assets	**2 191 756**	**2 230 425**	**2 160 877**

CONSOLIDATED BALANCE SHEET, continued

as at December 31, 2005, September 30, 2005 and December 31, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at Dec. 31, 2005	balance as at Sept 30, 2005	balance as at Dec. 31, 2004
Shareholders' equity	**1 628 753**	**1 630 634**	**1 586 835**
Share capital	517 754	517 754	517 754
Reserve capitals	133 333	133 411	133 411
Other capitals	(756)	(708)	(648)
Retained profits	977 335	978 928	935 321
Minority holdings	1 087	1 249	997
Long-term liabilities	**375 315**	**422 493**	**413 010**
Credits and loans	268 608	273 291	277 298
Provision for deferred income tax	58 499	66 867	65 988
Other long-term liabilities	9 591	41 948	32 381
Provision for pension and similar benefits	38 326	40 347	37 303
Provisions for liabilities	291	40	40
Short-term liabilities	**187 688**	**177 298**	**161 032**
Credits and loans - current	41 734	4 844	3 355
Trade liabilities	77 984	92 646	58 218
Income tax liabilities	175	1 635	0
Other short-term liabilities	57 164	65 246	58 610
Provision for pension and similar benefits	5 489	3 099	3 802
Provisions for liabilities	5 142	9 828	37 047
Total liabilities	**2 192 843**	**2 231 674**	**2 161 874**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 12 months and 3 months ended on December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2005	3 months ended on Dec. 31, 2004	12 months ended on Dec. 31, 2004
Net sales of services	216 631	990 356	225 982	937 787
Net sales of other products, merchandise and raw materials	1 900	11 879	1 257	4 820
Cost of products, merchandise and raw materials sold	(182 945)	(743 872)	(198 970)	(697 905)
Gross profit (loss) on sales	**35 586**	**258 363**	**28 269**	**244 702**
Other operating income	30 687	64 275	41 292	64 233
Distribution & marketing expenses	(16 343)	(55 082)	(14 488)	(50 520)
General overheads & administrative expenses	(38 605)	(144 573)	(38 276)	(138 743)
Other operating expenses	(8 349)	(35 094)	(41 068)	(63 989)
Operating profit (loss)	**2 976**	**87 889**	**(24 271)**	**55 683**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	0	0
Other financial income	3 493	24 626	26 538	59 522
Financial expenses	(6 711)	(34 589)	(27 058)	(52 461)
Share in net profits (losses) of subsidiaries, affiliates and associated companies	505	1 709	177	1 293
Profit (loss) before tax	**263**	**79 635**	**(24 614)**	**64 037**
Corporate income tax	(876)	(18 960)	10 373	(7 201)
Net profit (loss) on continuing operations	**(613)**	**60 675**	**(14 241)**	**56 836**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**(613)**	**60 675**	**(14 241)**	**56 836**
Ascribed to:				
shareholders of the controlling company	(343)	60 654	(15 916)	54 475
minority shareholders	(270)	21	1 675	2 361
	(613)	60 675	(14 241)	56 836
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	**(0,01)**	**1,32**	**(0,31)**	**1,23**
Earnings per share from continuing operations	**(0,01)**	**1,32**	**(0,31)**	**1,23**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and 3 months ended on December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other capitals	Retained profits	Minority interests	Total
Twelve months ended on December 31, 2004						
Balance as at January 1, 2004	517 754	133 385	0	893 692	10 217	1 555 048
- profit (loss) for the financial year	0	0	0	54 475	2 361	**56 836**
- translation differences on consolidation	0	0	(648)	0	0	**(648)**
- purchase of minority holdings	0	0	0	0	(11 581)	**(11 581)**
- others	0	26	0	2 820	0	**2 846**
Total changes during the period	**0**	**26**	**(648)**	**57 295**	**(9 220)**	**47 453**
dividends	0	0	0	(15 666)	0	**(15 666)**
Balance as at December 31, 2004	**517 754**	**133 411**	**(648)**	**935 321**	**997**	**1 586 835**
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	517 754	133 411	(648)	935 321	997	1 586 835
- profit (loss) for the financial year	0	0	0	60 654	21	**60 675**
- translation differences on consolidation	0	0	(108)	0	0	**(108)**
- sale of long-term investments	0	(78)	0	0	0	**(78)**
- others	0	0	0	(2 973)	69	**(2 904)**
Total changes during the period	**0**	**(78)**	**(108)**	**57 681**	**90**	**57 585**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2005	**517 754**	**133 333**	**(756)**	**977 335**	**1 087**	**1 628 753**
of which: three months ended on December 31, 2005						
Balance as at October 1, 2005	517 754	133 411	(708)	978 928	1 249	1 630 634
- profit (loss) for the financial year	0	0	0	(343)	(270)	**(613)**
- translation differences on consolidation	0	0	(48)	0	0	**(48)**
- sale of long-term investments	0	(78)	0	0	0	**(78)**
- others	0	0	0	(1 250)	108	**(1 142)**
Total changes during the period	**0**	**(78)**	**(48)**	**(1 593)**	**(162)**	**(1 881)**
dividends	0	0	0	0	0	**0**
Balance as at December 31, 2005	**517 754**	**133 333**	**(756)**	**977 335**	**1 087**	**1 628 753**

CONSOLIDATED CASH FLOW STATEMENT

for 12 months and 3 months ended on December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2005	3 months ended on Dec. 31, 2004	12 months ended on Dec. 31, 2004
OPERATING ACTIVITY				
Gross profit (loss)	**263**	**79 635**	**(24 614)**	**64 037**
Adjustments:	**26 500**	**71 545**	**35 342**	**111 102**
Share in net profit (loss) of companies consolidated by the equity method	(505)	(1 709)	(177)	(1 293)
Depreciation and amortization	27 603	110 229	32 840	109 207
(Gain) loss on foreign exchange differences	10 352	27	(17 293)	(40 810)
Interests	2 831	9 281	649	10 106
(Profit) loss on investing activity	(13 406)	(23 899)	(10 423)	(12 582)
Change in receivables and deferred and accrued expenses	33 162	(11 347)	25 252	8 194
Change in current liabilities, excluding loans and bank credits	(26 913)	24 098	(11 386)	13 493
Change in provisions	(15 507)	(37 763)	18 278	25 486
Change in inventories	2 969	4 316	(1 761)	269
Other adjustments	5 914	(1 688)	(637)	(968)
Cash from operating activity	**26 763**	**151 180**	**10 728**	**175 139**
Income tax (paid)/reimbursed	(3 170)	(9 860)	(9 718)	(14 329)
Net cash flow from operating activity	**23 593**	**141 320**	**1 010**	**160 810**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	29 325	45 225	49 776	58 197
Income from the sale of investment property	0	1 700	0	0
Income from the sale of group companies	0	2 015	0	0
Income from sale of short-term securities	178 659	1 144 481	455 868	1 011 559
Income from interests	91	1 155	4	4
Repayment of long-term loans granted	180	2 956	0	0
Expenditure on tangible fixed assets and intangibles	(53 678)	(120 807)	(34 929)	(93 350)
Expenditure on purchase of group companies	(713)	(5 135)	(15 439)	(44 619)
Expenditure on purchase of short-term securities	(142 369)	(1 116 794)	(430 629)	(1 051 290)
Granting of term loans	(36)	(216)	(342)	(1 586)
Other investing expenses	(11 020)	(28 977)	0	0
Net cash flow from investing activity	**439**	**(74 397)**	**24 309**	**(121 085)**
FINANCING ACTIVITY				
Obtaining credits and loans	289 948	332 320	6 160	36 509
Other financial income	2 458	10 884	2 969	11 009
Repayment of credits and loans	(264 406)	(301 764)	(29 650)	(57 938)
Repayment of interest	(6 828)	(10 067)	(6 138)	(11 956)
Dividends and other payments to shareholders	0	(15 667)	0	(15 666)
Financial lease payments	(151)	(579)	(50)	(159)
Settlement of financial instrument	(29 890)	(29 890)	0	0
Other financial expenditure	(2 059)	(11 094)	(2 366)	(9 414)
Net cash flow from financing activity	**(10 928)**	**(25 857)**	**(29 075)**	**(47 615)**
Change in cash and cash equivalents	**13 104**	**41 066**	**(3 756)**	**(7 890)**
Cash and cash equivalents at the beginning of period	**70 550**	**42 588**	**46 344**	**50 478**
Cash and cash equivalents at the end of period	**83 654**	**83 654**	**42 588**	**42 588**

NOTES
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT DECEMBER 31, 2005 AND FOR 12 MONTHS ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street has been entered into the Register of Businesses maintained by the District Court for the Capital City of Warsaw, XIX Business Department of the National Court Register (KRS) with the number 0000022622. Orbis S.A. is Poland's largest hotel company that employs over 4,000 persons and operates a network of 49 hotels (9,344 rooms) in 29 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and an associated company Orbis Casino, Orbis S.A. forms the largest hotel and tourist group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1,500 rooms in 8 towns in Poland. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to over 100 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group") and the Company's interests in associates.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements have been presented in point 3.2 of this report.

These interim quarterly consolidated financial statements **have been prepared as at December 31 and for 12 months ended December 31, 2005.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC), that were approved by the European Union by December 31, 2004.

Until the year 2004 inclusive, the consolidated financial statements of the Orbis Group were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Decree of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.

Starting from the year 2005, the consolidated financial statements of the Orbis Group are prepared in accordance with IFRS.

Main accounting policies applied in preparing the consolidated financial statements are set out in point 2.1 of notes to the consolidated financial statements for semi-annual period of 2005. These policies have been consistently applied to all years presented in the financial statements.

Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

Reconciliations and the description of transition from the Accounting Act to IFRS of comparative figures as at December 31, 2004 are presented in point 11 of this report.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as going concern in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a significant risk of substantial adjustments in carrying amounts of assets and liabilities in the subsequent financial year.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **Sales of the Orbis Group** amounted to PLN 218,531 thousand in the 4th quarter of 2005 (-3.8% yoy). Operating profit totaled PLN 2,976 thousand (112.31% yoy), while net loss to PLN 613 thousand (95.7% yoy).
2. **Orbis Hotel Group** reported in the past quarter a 3.3% growth in the number of rooms sold and an increase, first time in a long period, in the Average Daily Rate (ADR) by 0.1%. Revenue per Available Room (RevPAR) grew by 9.8%.
3. **Sale of property of Wanda hotel in Kraków**. In December the Company executed an agreement of sale of the building of Wanda hotel in Kraków along with the right to perpetual usufruct of land with an area of 27,967 sq. m. Transaction value totaled PLN 25.6 million, the total amount was paid in the 4th quarter of 2005. Gross income derived from that transaction in the 4th quarter amounted to approx. PLN 17 million. The transaction is to be finalized by the end of March 2006. The Company plans to construct an Etap-brand hotel on another plot of land owned by the Company in Kraków. as part of the Orbis Hotel Group's strategy.
4. **Changes in the Company's shareholding structure**. In the 4th quarter the Company was notified that:
   a. BZ WBK AIB AM is a holder of more than 5% of voting rights at the General Meeting of Shareholders. Information on the holding of Company shares by the entities belonging to the BZ WBK AIB group is available in the Company's current reports no. 31/2005 and 38/2005.
   b. Globe Trade Centre S.A. sold 2,303,849 shares of the Company Orbis Spółka Akcyjna ("Orbis") carrying 4.99% voting rights at the General Meeting of Shareholders to Société d'Exploitation HOTEK POLSKA Sp z o.o., a subsidiary of Accor S.A.. As a result of that transaction, Accor S.A. holds shares carrying 18,698,000 voting rights at the Company's GM, which accounts for 40.57% of the total number of voting rights.
5. **Changes in the Company's Management Board**. On December 20, 2005, the Supervisory Board of "Orbis" S.A., acting on the request of Mr. Andrzej Szułdrzyński who intends to retire, recalled Mr. A. Szułdrzyński from the function of the "Orbis" S.A. Management Board member as of December 31, 2005. Mr. A. Szułdrzyński used to perform the function of Vice-President of the Management Board.
6. **Resolution of the Company's EGM dated October 20, 2005**. The Extraordinary General Meeting of Shareholders of the Company "Orbis" S.A. granted its consent for the establishment of cap mortgages on "Orbis" S.A. hotel properties selected by the Management Board and agreed with Creditors, as a security for a credit facility of PLN 500 million, up to 120% of this facility's value. The security is to be given by a Group of Banks (including Bank Handlowy w W-wie S.A. and Société Genérale as Arrangers and Underwriters of the financing) to refinance "Orbis" S.A. debt and to finance general needs of the Company
7. **Orbis S.A. debt**. The Company executed a new credit facility agreement. Information related to those changes is provided in point 5.5 of this report.

President Jean Philippe Savoye comments:

I consider the results of the Orbis Group in the fourth quarter of 2005 very positive. We have generated 256% growth of EBITDA as compared to the fourth quarter of 2004. This result has been atteined thanks to our regular operating activity as well as sale of the Wanda hotel property in Cracow. We are particularly satisfied with the results of the Orbis Hotel Group, i.e. achievement of the forecasted targets, growth of occupancy by 3.9 percentage points and - for the first time in a long time - increase of the average daily rate per room fostering an almost 10% growth of revenue per available room. The past quarter was a period of intensive efforts aimed at implementation of the strategy of hotel operations. We have completed the modernization of Novotel Centrum in Warsaw and launched overhaul works in the Grand Hotel in Sopot. At the same time, we are continuing construction works related to the development of the Etap brand. We are planning to open the first hotels of that brand in the second half of 2006.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The Ministry of Finance in its macro-economic review issued on January 12, 2006 underlined positive tendencies in Polish economy and estimated that GDP in the 4th quarter of 2005 grew faster than in the 3rd quarter of 2005. It is estimated that the real growth of GDP in the 4th quarter of 2005 amounted to 4.4% y/y. It means that the real GDP growth in 2005 amounted to 3.3%. Local GDP growth is the most important factor influencing sales of services in the tourist and hotel industry. Its impact on results in the 4th quarter of 2005 was reflected by growing number of rooms sold to corporate clients (+11%).

EUR/PLN exchange rate constitutes a significant factor influencing sales in hotel activities. The average EUR/PLN exchange rate during the 4th quarter of 2005 published by NBP amounted to 3.918 in comparison with 4.2431 during the 4th quarter of 2004 (-7.66%). Therefore it had a negative impact on the Average Daily Rate in the Group's hotels and sales in short-term car rents. It should be underlined that the decrease in EUR/PLN exchange rage in the 4th quarter of 2005 in comparison with the 3rd quarter of 2005 of 9.1% limited negative impact of the exchange rate on sales revenue in PLN. The average USD/PLN grew and amounted to 3.293 in the 4th quarter of 2005 in comparison with 3.2795 in the 4th quarter of 2004, i.e., the increase of 0.4%. Decline of EUR/PLN exchange rage had a positive impact on revenue from foreign trips sales.

In accordance with data published by the Ministry of Finance, the inflation rate in November 2005 amounted to 1.0%. It was the lowest level since October 2003. At the same time the unemployment rate in Poland remains high. Employment in November 2005 grew by 114.8 thousand jobs in comparison with November 2004, i.e., the growth of 2.4% y/y. This fact had an impact on improvement of a local demand.

Economic growth in the Euro-zone in the 4th quarter of 2005 in comparison with the 3rd quarter of 2005 amounted to 0.3% and in the 25 EU member states to 0.4%. GDP growth in the two zones in the 3rd quarter of 2005 in comparison with the 2nd quarter of 2005 grew by 0.6%. Economic growth in the Euro-zone in the 4th quarter of 2005 in comparison with the 4th quarter of 2004 amounted to 1.7% and in the 25 EU members states to 1.8%. Economic growth in the European Union member states constitutes a major, positive factor with an influence on sales of hotel and tourist services provided by the Orbis Group since 60% of guests of the Orbis Hotel Group come to Poland from the EU member states.

TOURIST TRAFFIC

Incoming traffic – According to figures from the Institute of Tourism, in the 4th quarter of 2005, the reported number of foreigners' arrivals totaled 16.4 million accounting for a growth of 1.1% in comparison with the 4th quarter of 2004 (16.2 million arrivals). The Institute of Tourism also identified increase in arrivals organized by travel agents. There was a slight increase in the number of tourists from Germany and from other 15 European Union member states. The number of foreigners cleared at airports is still growing (+16.6%).

Outgoing traffic – In the 4th quarter of 2005, 9.2 millions of Poles were reported to have gone abroad. It was a growth of 11.6% in comparison with the 4th quarter of 2004, when some 8.53 million Poles went abroad. There is a clear upwards trend in air traffic: the number of Poles traveling abroad by air went up by 37.8% in the 4th quarter of 2005. The number of Poles crossing eastern border is still growing, too.

COMPETITION

Hotel market – The number of new hotels opened in the 4th quarter of 2005 was lower than in the past years. During the 4th quarter of 2005 competitors opened only two new hotels in Tri-City. A few new hotels were opened in the main cities in Poland during the 2nd quarter of 2005. However market supply of medium and upper standard hotel rooms provided by hotels opened in 2004 and 2003 creates a significant competitive pressure on Orbis Group hotels. The competitive pressure is particularly apparent in Warsaw, when hotels offer attractive rates to generate necessary sales. In the 4th quarter of 2005, the share of Orbis Group hotels in the market (measured as a share in the number of available rooms) in major towns and cities was as follows: Warsaw* 42.1 %, Poznań 63.5%, Wrocław* 45.0%, Tri-City 43.5%, Kraków 27.1%, Szczecin 48.1%, Katowice 42.5%.
* - including hotels managed by Orbis S.A.

Travel agents' market – This market is fragmented, with actually 10 travel agents enjoying a significant position and holding altogether approx. 20% market share. The estimated market share of Orbis Travel amounts to 8-10% in the tourist services segment and 10-12% in the flight ticket segment. The change of principles governing cooperation between airlines and travel agents introduced in 2004, i.e., replacement of a ticket sales commission by transaction fees, did not have any adverse impact on this segment's sales due to high level of those fees. Budget carriers strongly developed their operations during the reporting period causing increase of incoming traffic and resulting in over-all growth in the number of flight tickets sold by travel agents.

At the present time competitors of Orbis Travel develop Internet distribution channels due to increasing offer of tourist services available over Internet.

Transport market – Market conditions did not change during the 4th quarter of 2005 in comparison with previous quarters. The degree of demand saturation on the international passenger transport market is different depending on the country of destination. The growing number of lines and carriers increases competition on the international passenger transport market. It is particularly reflected by ticket prices and commissions payable to travel agents selling tickets.

2.2.2 Internal factors

INVESTMENT PROGRAM

The Orbis Group invested PLN 160 million in 2005. Modernization of hotels, and in particular completion of modernization of Novotel Centrum in Warsaw, commenced modernization of Grand Hotel in Sopot, Novotel Centrum in Katowice and Novotel Centrum in Gdańsk, and purchase of cars for rent and new coaches constituted the main investment projects of the Group during that period.

Capital expenditure in the Orbis Group in PLN thousand.

Company name	12 months ended Dec.31, 2005	12 months ended Dec.31,2004	% change 2005 versus 2004
Orbis S.A.	91 892	40 487	127.0%
Hekon - Hotele Ekonomiczne S.A.	3 340	914	265.4%
PBP Orbis Group	4 019	2 707	48.5%
Orbis Transport Group	60 272	52 753	14.3%
UAB Hekon	0	0	0
Orbis Group	159 523	96 861	64.7%

EMPLOYMENT

Employment in the Orbis Group as at the end of December 2005 amounted to 6,164 full-time jobs and was lower by 2.8% in comparison with employment as of the end of December 2004. Employment in Orbis S.A. was reduced by 11.9% as a result of restructuring activities. The Orbis Transport Group increased employment as a result of consolidation of the company PKS Gdańsk that was not consolidated in 2004. During the next quarters Orbis S.A.

will continue implementation of a reorganization process including establishment of regional centers providing services to hotels and causing further, gradual decrease of employment. Employment in other companies in the Group is stable.

Employment in the Orbis Group at the end of period

Company name	12 months ended Dec. 31,2005	12 months ended Dec. 31, 2004	% change 2005 versus 2004
Orbis S.A.	4 175	4 737	-11.9%
Hekon Hotele Ekonomiczne S.A.	430	405	6.2%
PBP Orbis Group	545	532	2.4%
Orbis Transport Group	972	620	56.8%
UAB Hekon	42	50	-16%
Orbis Group	6 164	6 344	-2.8%

STRATEGY

In March 2005, the Company's Management Board presented a new strategy of the Orbis Hotel Group for the years 2005-2009. This document is published in the Company's current report no. 10/2005 and is available on WWW site at www.orbis.pl .

- The Orbis Group completed modernization of Novotel Centrum hotel in Warsaw, the biggest hotel in the Group, in the 4th quarter of 2005. The Group commenced modernization works in Grand Hotel in Sopot. Following completion of the works planned in 2006 it will be a five-star hotel operated under the Sofitel brand.
- Four hotel branches were liquidated: Solec in Warsaw, Tranzyt in Częstochowa, Wanda in Kraków and Reda in Szczecin. Demolition work of the Solec hotel building is underway. It will be replaced by a new building operating under the Etap brand. The building of Hotel Wanda was sold. As an element of the Orbis strategy, a new hotel operating under the Etap brand will be constructed on an adjacent plot of land in Kraków held by the company. Following modernization works Tranzyt and Reda hotels will operate under the Etap brand, too.
- Regional Operational Directors responsible for coordination of hotel sales and optimization of results on sales of hotel services operate in accordance with the implemented sales policy.
- Implementation of pilot project in Kraków region as part of the process of establishment of Orbis Group regions commenced in the 4th quarter of 2005. Ultimately it is planned to establish 5 regions encompassing sales, administration and accounting, and IT services.

SALES OF SERVICES VIA THE INTERNET

Number of rooms sold using OrbisOnLine system grew five times in the 4th quarter of 2005 in comparison with the 4th quarter of 2004. The system is used by individual clients, corporate clients and travel agencies that appreciate this convenient and safe reservation tool.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

In accordance with economic projections for Poland published by international organizations in November 2005 (the European Commission, International Monetary Fund, OECD, IN) quoted by the Ministry of Finance, annual economic growth rate in Poland in 2006-2007 is expected to exceed the economic growth in 2005 by approximately 1 p.p. Increase of local demand combined with growing individual and investment consumption is expected. Increase of investment expenditures will be supported by political stability, increasing utilization of production capacity, good results in the company sector and low interest rates. Higher utilization of structural funds from the European Union in is expected, too.

Labor market improvement is expected with the unemployment rate dropping by over 2 p.p. in 2005-2007 (according to estimates provided by the European Commission). It has to be underlined, however, that Polish labor market is in poor condition in comparison with other EU member state and the estimated unemployment rate will remain over 15%. Nevertheless this improvement is expected to have a positive impact on sales of hotel and tourist services. It is estimated that the inflation rate in 2006-2007 will remain below the inflation rate target set by the central bank.

According to estimated data provided by the European Commission and published in the autumn of 2005, economic growth in the Euro-Zone and in 25 EU member states will amount to 1.9% and 2.1%, respectively, in 2006. Therefore a faster economic growth is expected in 2006 in comparison with 2005. The optimistic forecasts of the Commission should have a positive impact on demand for tourist services in Poland in the corporate and individual client sectors.

TOURIST TRAFFIC

Incoming traffic – According to the Institute of Tourism, the annual average growth in the number of tourists visiting Poland will amount to over 5% in 2005 – 2007. A significant increase in the number of tourists from Germany (over 6% annually) and other "15" European Union member states (over 10% annually) is expected.

Outgoing traffic – The number of Poles traveling abroad in 2006 is estimated by the Institute of Tourism at 6.7 million, i.e., a growth of 4.7% is expected in comparison with 2005.

Domestic tourism – The Institute of Tourism expects further decline in domestic tourism in Poland in 2006 in comparison with 2005. However, only decrease in the number of short-term travel (2 to 4 days) is expected, i.e., by 8.7% to the total number of 21 million. Long-term travel (5 days and longer) will be stable at 14 million.

COMPETITIVE ENVIRONMENT

Hotel market – Opening of new, mainly higher standard hotels in the main cities in Poland is planned in 2006. The number of new rooms, however, will be smaller than during previous years. Some hotel chains, competitors of the Orbis Group, however, announced development of their offers, including the economic segment. No details on these plans are available at the moment. It should be noted that hotels opened in 2004 and 2005 will develop their business activities and intensify sales operations to achieve planned operating indexes.

Travel agents' market – Improving economic situation in Poland and the consequent improvement of citizens' optimism should result in a significant increase in demand for tourist services in 2006, and in particular for trips abroad. On the other hand the "price war" will intensify. Travel agencies will increase competition by offering discounts, special offers and promotional prices. Further development and strengthening of Internet travel agencies is expected. They constitute an increasingly common and convenient method of arranging trips. It is an effective and convenient method of distribution of products offered by tour operators (including Orbis Travel).

Transport market – The transport market was strongly diversified in 2005. All lines with the exception of routes to UK recorded drop in numbers of passengers. The UK route, however, was developing very fast despite a rapid increase of supply. Competition clearly strengthened. Two carriers became bankrupt, and foreign carriers departed from the market. Such phenomena may continue to occur in 2006. Due to a low entry threshold, new carriers are expected to appear despite high market saturation, which may have an impact on profitability of all carriers. Also, taking over passengers by budget air lines became apparent, particularly in southern Poland.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

Due to publication of the financial report for four quarters of 2005, the Management Board of the Company shall comment on EBITDA 2005 result prognosis for Orbis S.A. and Hekon Hotele Ekonomiczne S.A. The prognosis published in March 2005 assumed the total EBITDA for the two companies of PLN 155.5 million. Following analysis of results for 12 months of 2005 the Management Board of the Company informs that EBITDA for 2005 amounted to PLN 165.9 million. This amount was generated as a result of regular business operations and the sales transaction of the building of Hotel Wanda in Kraków including the right of perpetual usufruct of land in December

2005. The published information will be audited. The consolidated annual report of the Orbis Group will be published on April 28, 2006.

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Orbis S.A. is the Group's parent company.

The below-presented data concern share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Subsidiary companies, name and corporate seat	*% share in* share capital	% share in *the no. of* voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent
Inter Bus Sp. z o.o.	indirectly 69,40%	indirectly 69,40%	coach transport
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	rental of parking lots

Associated companies, name and corporate seat	*% share in* share capital	% share in *the no. of* voting rights at the GM	Business operations
PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

Information about significant events in the Group companies:

The following changes occurred in the Orbis Group structure in the period covered by these financial statements:

1. on completion of liquidation, i.e. on November 23, 2005, the company PPTE Diament S.A. in liquidation was removed from the Register of Businesses of the National Court Register (KRS),
2. ORBIS Transport Sp. z o.o. acquired, on December 30, 2005, 16 shares in the company Inter Bus Sp. z o.o. from PBP „Orbis" Sp. z o.o. As a result of that transaction, the share of ORBIS Transport Sp. z o.o. went up to 70.6%. The company PBP Orbis Sp.z o.o. does not hold any shares in the company Inter Bus Sp. z o.o.

Increase/decrease of share capital:

- PKS Gdańsk Sp. z o.o. – by virtue of the decision of the Meeting of the Company's Shareholders on December 30, 2005 the share capital was increased by PLN 882 thousand. This increase has not been registered in the National Court Register (KRS) yet, hence as at December 31, 2005, the share capital of PKS Gdańsk amounted to PLN 12,515.5 thousand. New shares in the increased share capital were taken up by the existing shareholder, i.e. ORBIS Transport Sp. z o.o.
- „Inter Bus" Sp. z o. o. – by virtue of the decision of the Extraordinary Meeting of the Company's Shareholders, on December 14, .2005, the share capital was increased by PLN 25.5 thousand up to PLN 51 thousand by way of creating 51 new shares with a nominal value of PLN 500 per one share. New shares were taken up by ORBIS Transport Sp. z o.o. (36 shares) and by Mr. Michał Sandecki (15 shares). The increased share capital has not been registered in the National Court Register (KRS) yet.

3.3 Consolidated companies and companies excluded from consolidation

Subsidiaries and associates, which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies excluded from consolidation	Share in management	% share in net revenue %	% share in the balance sheet total
Orbis S.A.			
	Subsidiary companies		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,24	0,2
Orbis Kontrakty Sp. z o.o.	80%	0,32	0,08
	Associated companies		
PH Majewicz Sp. z o.o.	49%	1,07	0,14
Orbis Transport Sp. z o.o.			
	Subsidiary companies		
AutoOrbisBus Sarl	100%	0,41	0,44
Hekon Hotele Ekonomiczne S.A.			
	Associated companies		
Orbis Kontrakty Sp. z o.o.	20%	1,91	0,46
TOTAL		3,95	1,32

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

In PLN thousand	3 months ended Dec.31, 2005	3 months ended Dec.31, 2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Net sales of services, products, merchandise and raw materials	218 531	227 239	-3,83%	1 002 235	942 607	6,33%
% share in total revenue	**86,30%**	**76,97%**	12,13%	**91,71%**	**88,29%**	3,88%
Cost of goods sold	(182 945)	(198 970)	-8,05%	(743 872)	(697 905)	6,59%
Distribution and marketing costs	(16 343)	(14 488)	12,80%	(55 082)	(50 520)	9,03%
Administrative expenses	(38 605)	(38 276)	0,86%	(144 573)	(138 743)	4,20%
of which:						
-depreciation & amortization	(27 603)	(32 840)	-15,95%	(110 229)	(109 207)	0,94%
- staff costs	(75 545)	(72 911)	3,61%	(285 061)	(272 159)	4,74%
- outsourced services	(76 133)	(74 867)	1,69%	(332 377)	(333 910)	-0,46%
% share in total costs	**94,05%**	**78,70%**	19,50%	**93,12%**	**88,40%**	5,35%
Other operating income	30 687	41 292	-25,68%	64 275	64 233	0,07%
Other operating expenses	(8 349)	(41 068)	-79,67%	(35 094)	(63 989)	-45,16%
Operating profit - EBIT	**2 976**	**(24 271)**		**87 889**	**55 683**	**57,84%**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	0	0		0	0	
Other finance income	3 493	26 538	-86,84%	24 626	59 522	-58,63%
Finance cost	(6 711)	(27 058)	-75,20%	(34 589)	(52 461)	-34,07%
Share in net profits (losses) of associated companies	505	177	185,31%	1 709	1 293	32,17%
Profit (loss) before tax	**263**	**(24 614)**		**79 635**	**64 037**	**24,36%**
Income tax	(876)	10 373		(18 960)	(7 201)	163,30%
Losses from discontinued operations						
Net profit (loss)	**(613)**	**(14 241)**	-95,70%	**60 675**	**56 836**	**6,75%**
EBIT margin (EBIT/Revenue)	1,36%	-10,68%	-112,75%	8,77%	5,91%	48,45%
EBITDA	**30 579**	**8 569**	**256,86%**	**198 118**	**164 890**	**20,15%**
EBITDA margin (EBITDA/Revenue)	13,99%	3,77%	271,08%	19,77%	17,49%	13,00%

Sales of the Group dropped by 3.83% in the current quarter.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon) rose by 1.9% which is predominantly a result of good results of economy hotels.

The PBP Orbis Group reported a 15.6% growth in sales in the 4th quarter of 2005.

The Orbis Transport Group reported a 69.1% growth in sales.

The Orbis Hotel Group exerts most considerable impact in sales level owing to the scale of its operations.

Sales of the Group are the outcome of results generated by all the business segments of the Group including elimination adjustments.

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.
The results of the current quarter were most considerably impacted by the following figures and events:

- A slight growth in net sales (by 1.8%) was reported in the hotels & restaurants segment (see: point 4.3: hotels & restaurants segment). Orbis S.A. generated sales at the level of PLN 122,873 thousand, which translates into a 1.1% drop against the 4th quarter of 2004. Sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 25,857 thousand, and were by 15.1% higher than in the 4th quarter of past year. The growth was achieved due to higher occupancy rate in Hekon hotels and an increase in revenue generated by the company on the Kraków market. Revenue of the company UAB Hekon amounted to PLN 2,205 thousand and was by 48.3% higher than in the corresponding period of the preceding year.

Improvement in sales of the hotels & restaurants segment was achieved in the setting of increased occupancy rate in the 4th quarter of 2005, accompanied by a slight increase in the Average Daily Rate.

- In the tourism segment, sales grew by 22.2% as compared to the 4th quarter of 2004 (see point 4.3: the tourism segment). The improvement was, first and foremost, a result of growing sales of cheaper outgoing traffic offer for 2-star and 3-star hotels, as well as of a rise in the volume of airline tickets sold and high rates of transaction fees prevailing on the agency market. This segment's result was adversely impacted by: deteriorated sales in incoming traffic, due to the fact that foreign business partners commenced to cooperate directly with hotels as well as owing to unfavorable exchange rates.
- The transportation segment reported a 71.8% growth in sales as compared to the last quarter of 2004 (see point 4.3.: the transportation segment). The main reason behind the said growth was consolidation of results generated by PKS Gdańsk Sp. z o.o. in the financial statements and an increase in sales in the domestic and international coach transport segment.

Cost of goods sold of the Group in the 4th quarter of 2005 declined by 8.1% as compared to the 4th quarter of past year, which was attributable, among others, to lower costs of planned depreciation of property, plant and equipment and amortization of intangible assets than in the year 2004.

Other operating income of the Orbis Group, dominated in the current period by gross income from the sale of Wanda hotel in Kraków of approx. PLN 17 million, was by 25.7% lower than in the 4th quarter of 2004.
Less significant amounts concerned release of provisions (for court litigations – PLN 5,073 thousand, for liabilities towards employees – PLN 2,202 thousand, for costs of fees for perpetual usufruct of land – PLN 2,086 thousand) grants, income from trade marks and received indemnities.
Drop in income is predominantly attributable to the fact that in the 4th quarter of past year this item was significantly affected by revenue from the sale of Sofitel in Kraków and release of a provision for liabilities arising from the risk related to Varimpex Leasing AG (in aggregate: PLN 32.6 million).

Distribution and marketing costs of the Group went up by 12.8% which was, first and foremost, brought about by:

- increase in that cost item in Orbis S.A. by 16.3%, chiefly as an effect of higher costs of outsourced services than in the corresponding period of past year

Administrative expenses of the Group grew by 0.9%, and increased by 9.6% in Orbis S.A. The growth reported in the parent company was related to higher costs of maintaining a work position than in the 4th quarter of 2004 and costs incurred in connection with the establishment of operating regions.

Other operating expenses of the Group were by 79.7% lower than in the 4th quarter of 2004 as a result of the curbing of costs in all companies forming the Group. The most significant impact on these expenses in both comparable periods was exerted by Orbis S.A. where high difference between the level of that item reported in the two quarters was brought about by one-off events that occurred in the 4th quarter of past year, i.e. creation of a provision for liabilities related to the dispute about Europejski Hotel and securing possible costs as well as the write-down of certain investments in fixed assets that the Company did not intend to continue (see: point 8.1)

Operating profit (EBIT) generated by the Group in the 4th quarter of the current year went up by 112.3% as compared to the 4th quarter of 2004, which was influenced by reduction in cost of goods sold that considerably exceeded the insignificant decline in the revenue level.

The significantly increased operating result was reflected in the 256.9% growth in **operating profit before depreciation and amortization (EBITDA)** of the Group.

Other finance income, lower by 86.8% as compared to the 4th quarter of 2004, is dominated by revenue of exchange offices and interest on bank deposits as well as foreign exchange gains. Such a considerable decline in finance income was brought about by an ample amount of foreign exchange gains, being an effect of the valuation of Orbis S.A. foreign currency liabilities as at the balance sheet, posted in the 4th quarter of past year.

Finance cost, that declined by 75.2% in the current quarter, included interest on borrowings, cost of realization of SWAP transactions and costs of exchange offices. Higher level of finance cost in 2004 was, to a large extent, an effect of valuation of SWAP financial instruments held by Orbis S.A. as at the end of the 4th quarter of 2004.

As a result of all the above-mentioned factors the Group generated net loss of PLN 613 thousand in the 4th quarter of the current year, i.e. the loss declined by 95.7% better than in the corresponding period of 2004. On a cumulative basis, the corresponding figures total PLN 60,675 thousand and PLN 56,836 thousand, respectively.

The consolidation methodology introduced by the auditor in the financial statements for 2004 influences comparability of individual financial categories of the 4th quarter of 2005 and the 4th quarter of 2004.

Revenue and result per segment of activity of the Group are presented in pt. 4.3 of this report.

Company name	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Orbis S.A.						
Net sales of services	121 882	123 262	-1,1%	569 983	573 835	-0,7%
Operating profit (loss) (EBIT)	1 696	(19 733)	108,6%	74 235	39 905	86,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	19 236	3 208	499,6%	145 741	113 293	28,6%
Net profit (loss)	(2 750)	(13 120)	-79,0%	46 779	39 248	19,2%
Hekon - Hotele Ekonomiczne S.A.						
Net sales of services	25 857	22 465	15,1%	102 360	92 283	10,9%
Operating profit (loss) (EBIT)	8 395	5 381	56,0%	36 481	27 110	34,6%
Operating profit (loss) before depreciation and amortization (EBITDA)	10 783	8 095	33,2%	46 282	38 779	19,3%
Net profit (loss)	6 642	4 196	58,3%	29 126	21 653	34,5%
PBP Orbis Group						
Net sales of services	35 675	30 850	15,6%	194 982	179 381	8,7%
Operating profit (loss) (EBIT)	(1 997)	(2 223)	-10,2%	373	510	-26,9%
Operating profit (loss) before depreciation and amortization (EBITDA)	(1 352)	(1 995)	-32,2%	3 197	3 169	0,9%
Net profit (loss)	(1 566)	(1 378)	13,6%	990	1 561	-36,6%
Orbis Transport Group						
Net sales of services	35 793	21 167	69,1%	152 462	120 858	26,1%
Operating profit (loss) (EBIT)	(2 624)	(2 048)	28,1%	6 658	12 190	-45,4%
Operating profit (loss) before depreciation and amortization (EBITDA)	3 618	3 230	12,0%	30 918	31 654	-2,3%
Net profit (loss)	(2 057)	(1 324)	55,4%	4 708	9 495	-50,4%
UAB Hekon*						
Net sales of services	2 205	1 487	48,3%	10 836	6 171	75,6%
Operating profit (loss) (EBIT)	(708)	(1 305)	-45,7%	(1 112)	(5 271)	374,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	(377)	(847)	-55,5%	278	(4 138)	1588,5%
Net profit (loss)	(1 438)	(1 667)	-13,7%	(2 146)	(5 763)	-62,8%

* the Novotel Vilnius Hotel has operated since April 1, 2004

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.
There is one month in the 4th quarter of the year that is marked by high business clients' demand for the services of all segments. In the two last months of the year the demand for all services rendered by the Group companies is clearly lower, which is predominantly related to Polish climate and the period of Christmas.

	Sales of products, merchandise, raw materials	Sales - % share in annual revenue	Sales of products, merchandise, raw materials	Sales - % share in annual revenue	Sales of products, merchandise, raw materials	Sales - % share in annual revenue	Sales of products, merchandise, raw materials	Sales - % share in annual revenue
IV quarter 2003	208 618	22,5%	154 821	23,5%	30 954	18,2%	22 843	24,1%
I quarter 2004	178 647	19,0%	134 939	19,9%	20 800	11,6%	22 908	18,9%
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	193 332	39,5%	132 906	39,4%	24 836	32,0%	35 590	47,5%
II quarter 2005	296 352	60,5%	204 254	60,6%	52 777	68,0%	39 321	52,5%
III quarter 2005	333 155	40,5%	200 371	37,3%	81 869	51,3%	50 915	40,5%
IV quarter 2005	255 664	28,9%	174 943	30,2%	36 471	21,3%	44 250	32,9%

4.3 Segment revenue and segment result for individual business segments

Results per business segments

in PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	169 506	155 218	9,21%	5 437	15 019	-63,80%	174 943	170 237	2,76%
Tourism	35 736	27 813	28,49%	735	2 686	-72,64%	36 471	30 499	19,58%
Transportation	44 250	25 257	75,20%	0	2 347	-100,00%	44 250	27 604	60,30%
Consolidation	249 492	208 288	19,78%	6 172	20 052	-69,22%	255 664	228 340	11,97%

in PLN thousand	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	700 698	680 119	3,03%	32 842	37 642	-12,75%	733 540	717 761	2,20%
Tourism	192 863	180 234	7,01%	4 625	5 178	-10,68%	197 488	185 412	6,51%
Transportation	175 314	138 541	26,54%	2 800	4 720	-40,68%	178 114	143 261	24,33%
Consolidation	1 068 875	998 894	7,01%	40 267	47 540	-15,30%	1 109 142	1 046 434	5,99%

in PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
	Profit (loss) from continuing operations			Profit (loss) from continuing operations		
Hotels & restaurants	40 226	(924)	4453,46%	199 985	152 231	31,37%
Tourism	3 848	4 278	-10,05%	20 280	23 807	-14,81%
Transportation	347	326	6,44%	17 976	27 292	-34,13%
Consolidation	44 421	3 680	1107,09%	238 241	203 330	17,17%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

The business segment „hotels & restaurants" comprises of results of companies Orbis S.A., Hekon Hotele Ekonomiczne S.A. and UAB Hekon.

In accordance with the requirements of International Accounting Standards, the business sector is recognized as an operating result of revenue and expenses of individual companies belonging to the segment, net of consolidation adjustments.

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Total revenues, of which:	**174 943**	**170 237**	2,76%	**733 540**	**717 761**	2,20%
Net sales	150 935	148 243	1,82%	687 846	676 546	1,67%
Other operating income	24 008	21 994	9,16%	45 694	41 215	10,87%
Total expenses, of which:	**(134 717)**	**(171 161)**	-21,29%	**(533 555)**	**(565 530)**	-5,65%
Cost of goods sold	(115 908)	(123 977)	-6,51%	(461 252)	(468 019)	-1,45%
Distribution costs	(13 447)	(11 339)	18,59%	(44 115)	(42 351)	4,17%
Other operating expenses	(5 362)	(35 845)	-85,04%	(28 188)	(55 160)	-48,90%
Operating profit - EBIT	**40 226**	**(924)**		**199 985**	**152 231**	31,37%

Consolidation adjustments included, the results of the Orbis Hotel Group in the 4th quarter of 2005 are as follows:

in PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Net sales of products, merchandise and raw materials	150 234	147 478	1,87%	683 578	675 431	1,21%
Cost of goods sold	(116 075)	(124 038)	-6,42%	(459 732)	(467 832)	-1,73%
Gross profit (loss) on sales	**34 159**	**23 440**	45,73%	**223 846**	**207 599**	7,83%
Other operating income	17 542	38 514	-54,45%	45 694	41 051	11,31%
Distribution and marketing costs	(13 447)	(11 548)	16,44%	(44 115)	(42 351)	4,17%
Administrative expenses	(30 098)	(27 115)	11,00%	(114 025)	(110 203)	3,47%
Other operating expenses	(5 362)	(38 376)	-86,03%	(28 188)	(54 996)	-48,75%
Operating profit (loss)	**2 794**	**(15 085)**		**83 212**	**41 100**	102,46%
Other operating income	552	22 008	-97,49%	11 885	47 496	-74,98%
Finance costs	(4 245)	(21 382)	-80,15%	(23 854)	(39 623)	-39,80%
Share in net profits (losses) of associates	0	0		0	0	
Profit (loss) before tax	**(899)**	**(14 459)**	93,78%	**71 243**	**48 973**	45,47%
Income tax	(1 859)	9 433	-119,71%	(17 286)	(5 005)	245,37%
Net profit (loss)	**(2 758)**	**(5 026)**	45,13%	**53 957**	**43 968**	22,72%
EBITDA	**23 031**	**11 865**	94,11%	**165 918**	**128 121**	29,50%

Operating results of Orbis Hotel Group* in the 4th quarter of 2005

	3 months ended Dec.31, 2005	3 months ended Dec.31, 2004	% change – 2005 versus 2004	12 months ended Dec. 31,2005	12 months ended Dec.31,2004	% change – 2005 versus 2004
Occupancy rate	44.5%	40.6%	3.9pp	50.5%	46.7%	3.8pp
Average Daily Rate (ADR) in PLN	193.0	192.8	0.1%	191.5	200.0	-4.3%
Revenue per Available Room (RevPAR) in PLN	86.0	78.3	9.8%	96.7	93.5	3.4%
Number of rooms sold	444 815	430 511	3.3%	2 081 516	1 970 757	5.6%
Number of rooms**	10 744	11 518	-6.7%	10 744	11 518	-6.7%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	46.8%	44.3%	+2.5pp	37.0%	37.1%	-0.1pp
Foreigners	53.2%	55.7%	-2.5pp	63.0%	62.9%	+0.1pp
Business clients	68.9%	65.0%	+3.9pp	57.8%	55.6%	+2.2pp
Tourists	31.1%	35.0%	-3.9pp	42.2%	44.4%	-2.2pp

* The table presents cumulative results of hotels belonging to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.
** Number of rooms as at the end of December 2005 and 2004.

In the 4th quarter of 2005, the Orbis Hotel Group sold 444,815 rooms which translates into a 3.3% growth as compared to the last quarter of 2004. The growth is attributable to increased sales of rooms to Poles, by 9.2% higher than a year ago, while sales to foreigners went down by 1.3% over that period. A growth, by 9.4%, was also reported in the structure of business clients, accompanied by a 8.0% drop in the number of rooms sold in the tourist segment. For the first time in a long period, the Average Daily Rate (ADR) reported by the Group rose, by 0.1% up to PLN 193, despite the prevailing unfavorable PLN/EUR exchange rate. 11 hotels belonging to the companies Orbis S.A. and Hekon Hotele Ekonomiczne publish their rates in EUR, also the segment of foreign incoming tourist groups is contracted in EUR. The growth in the occupancy rate and in the Average Daily Rate allowed to achieve a 9.8% growth in the Revenue per Available Room (RevPAR).

Operating results of Orbis S.A. *in the* 4th *quarter of* 2005

	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Occupancy rate	41,40%	38,20%	+3,2 pkt%	48,40%	45,20%	+3,2 pkt%
Average Daily Rate (ADR) in PLN	190,3	190	0,10%	188,2	197,4	-4,70%
Average Daily Rate (ADR) in the business segment in PLN	209,3	212,8	-1,60%	219,9	227,6	-3,40%
Average Daily Rate (ADR) in the tourist segment in PLN	144,2	146,7	-1,70%	145,5	159,4	-8,70%
Revenue per Available Room (RevPAR) in PLN	78,6	72,6	8,60%	91,2	89,3	2,10%
Number of rooms sold	356 133	351 562	1,30%	1 729 126	1 655 650	4,40%
Number of rooms	9 231	10 005	-8%	9 231	10 005	-8%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	46,40%	43,80%	+2,6pp	36,10%	36,20%	-0,1pp
Foreigners	53,00%	56,20%	-2,6pp	63,90%	63,80%	+0,1pp
Business clients	71,40%	65,90%	+5,5pp	57,80%	55,50%	+2,3pp
Tourists	28,60%	34,10%	-5,5pp	42,20%	44,50%	-2,3pp

* Number of rooms as at the end of December 2005 and 2004.

In the 4th quarter of 2005, Orbis hotels recorded an increase in occupancy rate by 3.2% points and an insignificant growth in the Average Daily Rate (ADR). The reported growth in the Average Daily Rate was accompanied by a decline in the ADR in the business and tourist segments because the business segment reported a nearly 10% increase in the number of rooms sold and a nearly 8% growth in sales which is directly reflected in the Average Daily Rate. The growth in the number of rooms sold is attributable chiefly to increased sales to Poles and the British. Drops were reported in the number of rooms sold to guests from Germany, Israel, USA and Canada. 9 hotels belonging to Orbis S.A. publish rates in EUR. Orbis S.A. hotels reported a 8.6% growth in the RevPar in the 4th quarter of 2005.

Operating results of Hekon Hotele Ekonomiczne S.A. in the 4th quarter of 2005

	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Occupancy rate	63,70%	56,70%	+7,0 pp%	63,80%	56,90%	+6,9pp
Average Daily Rate (ADR) in PLN	204,1	205,3	-0,60%	207,7	213,7	-2,80%
Revenue per Available Room (RevPAR) in PLN	130,1	116,5	11,70%	132,5	121,6	9,00%
Number of rooms sold	88 682	78 949	12,30%	352 390	315 107	11,80%
Number of rooms	1 513	1 513	0%	1 513	1 513	0%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	48,5%	46,4%	+1,9pp	41,4%	41,7%	-0,3pp
Foreigners	51,5%	53,4%	-1,9pp	58,6%	58,0%	+0,3pp
Business clients	58,7%	61,2%	-2,5pp	57,6%	56,4%	+1,2pp
Tourists	41,3%	38,8%	+2,5pp	42,4%	43,6%	-1,2pp

* Number of rooms as at the end of December 2005 and 2004.

Owing to an increase in the number of rooms sold in hotels belonging to Hekon and an insignificant decline in the Average Daily Rate, Revenue per Available Room (RevPAR) grew by 11.7% in the 4th quarter of 2005. The growth in the RevPAR was most affected by increased sales to both Poles (growth by 16.9%) and to foreigners (8.3%). Growths were also reported in business and tourist segments Sales of rooms to business clients went up by 7.7%, while to tourists by 19.5%. Two hotels of the company Hekon Hotele Ekonomiczne publish their rates in EUR.

Operating results of UAB Hekon in the 4th quarter of 2005.

Novotel Vilnius hotel in Vilnius, Lithuania, is the first hotel located outside Poland. It belongs to the company UAB Hekon and was opened on April 1, 2004. In the 4th quarter of 2005, the hotel recorded occupancy rate of 42.1%, i.e., by 17.6 % points higher as compared to the last quarter of 2004. The Average Daily Rate (ADR) dropped by 2.8% and amounted to LTL 239.9, while the hotel's RevPAR grew by 67% as compared to the 4th quarter of 2004 and amounted to LTL 101.

Segment operating result per hotel brands

BRAND	3 months ended Dec.31, 2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Sofitel						
Occupancy rate	47,40%	48,60%	-1,2pp	51,40%	49,80%	+1,7pp
Average Daily Rate (ADR) in PLN	315,3	354,3	-11,0%	316,1	362,0	-12,7%
Revenue per Available Room (RevPAR) in PLN	149,4	172,1	-13,2%	162,5	180,1	-9,8%
Number of rooms sold	14 866,0	15 238,0	-2,4%	63 979,0	62 092,0	3,0%
Number of rooms	341,0	341,0	0%	341,0	341,0	0%
Novotel						
Occupancy rate	43,10%	38,30%	+4,8pp	50,10%	44,20%	+5,8pp
Average Daily Rate (ADR) in PLN	215,9	219,7	-1,7%	216,1	230,8	-6,4%
Revenue per Available Room (RevPAR) in PLN	93,1	84,1	10,7%	108,2	102,1	6,0%
Number of rooms sold	129 864,0	115 275,0	12,7%	598 269,0	523 432,0	14,3%
Number of rooms	3 273,0	3 273,0	0%	3 273,0	3 273,0	0%
Mercure						
Occupancy rate	43,50%	38,00%	+5,5pp	52,80%	49,80%	+3,0pp
Average Daily Rate (ADR) in PLN	217,5	213,1	2,1%	211,4	211,0	0,2%
Revenue per Available Room (RevPAR) in PLN	94,5	81,0	16,7%	111,6	105,0	6,3%
Number of rooms sold	71 292,0	62 349,0	14,3%	343 804,0	325 050,0	5,8%
Number of rooms	1 783,0	1 784,0	0%	1 783,0	1 784,0	0%
Orbis Hotels						
Occupancy rate	40,90%	38,40%	+2,5pp	47,20%	44,70%	+2,5pp
Average Daily Rate (ADR) in PLN	158,9	157,0	1,2%	160,0	166,6	-4,0%
Revenue per Available Room (RevPAR) in PLN	65,0	60,2	8,0%	75,5	74,4	1,5%
Number of rooms sold	166 241,0	179 329,0	-7,3%	836 446,0	830 971,0	0,7%
Number of rooms	4 307,0	5 080,0	-4,3%	4 307,0	5 080,0	-4,5%
Ibis Hotels						
Occupancy rate	62,30%	56,10%	+6,2pp	61,70%	55,70%	+6,0pp
Average Daily Rate (ADR) in PLN	188,1	191,8	-1,9%	189,0	196,0	-3,6%
Revenue per Available Room (RevPAR) in PLN	117,2	107,6	8,9%	116,6	109,2	6,8%
Number of rooms sold	68 713,0	61 904,0	11,0%	270 049,0	244 399,0	10,5%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%
Upper-scale and mid-scale hotels ***(Sofitel, Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	42,30%	38,60%	+3,7pp	49,20%	45,60%	+3,7pp
Average Daily Rate (ADR) in PLN	195,3	193,9	0,7%	193,2	201,1	-3,9%
Revenue per Available Room (RevPAR) in PLN	82,7	74,9	10,4%	95,1	91,7	3,7%
Number of rooms sold	382 263,0	372 191,0	2,7%	1 842 498,0	1 741 545,0	5,8%
Number of rooms	9 704,0	10 478,0	-2,2%	9 704,0	10 478,0	-2,1%
Economy class hotels ***(Ibis)***						
Occupancy rate	66,40%	60,10%	+6,3pp	61,70%	55,70%	+6,0pp
Average Daily Rate (ADR) in PLN	187,0	194,4	-3,8%	189,0	196,0	-3,6%
Revenue per Available Room (RevPAR) in PLN	124,1	116,8	6,3%	116,6	109,2	6,8%
Number of rooms sold	73 206,0	66 279,0	10,5%	270 049,0	244 399,0	10,5%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%

All brands of the Orbis Hotel Group recorded an increase in the occupancy rate in the 4th quarter of 2005, except for Sofitel where the occupancy rate declined by 1.2 % point against the 4th quarter of 2004. The biggest increases in the occupancy rate were reported by Ibis and Mercure brands. Also, all brands, except for Sofitel, reported an increase in the Revenue per Available Room. The drop in Sofitel is attributable to the location of that hotel in Warsaw and the fact that rates are published in EUR. 12 hotels of the Orbis Hotel Group, including Novotel Vilnius, publish their rates in EUR.

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Dec.31, 2005	3 months ended Dec.31, 2004	% change - 2005 versus 2004	12 months ended Dec.31, 2005	12 months ended Dec.31, 2004	% change - 2005 versus 2004
Total revenues, of which:	**36 471**	**30 499**	19,58%	**197 488**	**185 412**	6,51%
Net sales	35 677	29 200	22,18%	194 995	179 432	8,67%
Other operating income	794	1 299	-38,88%	2 493	5 980	-58,31%
Total expenses, of which:	**(32 623)**	**(26 221)**	24,42%	**(177 208)**	**(161 605)**	9,66%
Cost of goods sold	(29 189)	(24 138)	20,93%	(165 846)	(152 423)	8,81%
Distribution costs	(2 285)	(1 696)	34,73%	(9 478)	(7 215)	31,37%
Other operating expenses	(1 149)	(387)	196,90%	(1 884)	(1 967)	-4,22%
Operating profit - EBIT	**3 848**	**4 278**	-10,05%	**20 280**	**23 807**	-14,81%

In 2005, Orbis Travel provided services to 1,061 thousand persons, by 8% more than in the preceding year, in the 4th quarter of 2005 the company rendered its services to 252.2 thousand (+3% yoy).

In 2005, the tour operator's activities of Orbis Travel (CTW and CTA) deserve favorable assessment. The number of participants of trips abroad organized by Orbis Travel in 2005 grew by 23% to reach 71.4 thousand persons (6.4 thousand persons (+12% yoy) in the 4th quarter of 2005). The sales of the company's own offers featured in all catalogues hit an unprecedented level of 38.3 thousand trips, i.e. by 33% more than in 2004. The introduction of a new brand on the Polish market, i.e. Travel Time, turned out to be a success. Trips featured on that offer were extremely popular, which can be attested by 14,5 thousand trips sold in annual terms and nearly a two-fold growth in sales as compared to the preceding year. The events were attractive in terms of prices, destinations, diversified standards and programs and all these factors combined added to this offer's success.

The number of persons who came to visit Poland with Orbis Travel dwindled in 2005 by 6% to 95.7 thousand. (13.8 thousand (-5% yoy) in the 4th quarter of 2005). The decline in the number of persons taking advantage of the Orbis Travel's incoming offer results from the fact that business partners establish direct cooperation with hotels in Poland.

Segment: Transportation

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Dec.31, 2005	3 months ended Dec.31, 2004	% change - 2005 versus 2004	12 months ended Dec.31, 2005	12 months ended Dec.31, 2004	% change - 2005 versus 2004
Total revenues, of which:	**44 250**	**29 168**	51,71%	**178 114**	**143 261**	24,33%
Net sales	36 700	21 357	71,84%	159 661	121 370	31,55%
Other operating income	7 550	7 811	-3,34%	18 453	21 891	-15,71%
Total expenses, of which:	**(43 903)**	**(28 842)**	52,22%	**(160 138)**	**(115 969)**	38,09%
Cost of goods sold	(41 454)	(25 893)	60,10%	(153 528)	(109 636)	40,03%
Distribution costs	(612)	(284)	115,49%	(1 588)	(1 046)	51,82%
Other operating expenses	(1 837)	(2 665)	-31,07%	(5 022)	(5 287)	-5,01%
Operating profit - EBIT	**347**	**326**	6,44%	**17 976**	**27 292**	-34,13%

In 2005, Orbis Transport coaches transported 287.9 thousand persons, i.e. by 23% more than in 2004 (70.7 thousand persons (+34% yoy) in the 4th quarter of 2005). In the year 2005, a 32% rise was reported in the number of kilometers covered, the said number reached the level of 19,427 thousand (5,147 thousand (+37% yoy) in the 4th quarter of 2005). As regards short-term car rental run under the Hertz Rent-a-Car brand, in 2005 the number of implemented car rental agreements totaled 12,900, accounting for a 8% growth yoy (3,150 agreements (+13% yoy) in the 4th quarter of 2005). In terms of car lease operations under the Hertz Lease brand, the Company solicited new clients which allowed it to increase the number of cars to 1,450 (+20% as compared to the year 2004).

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31,2005	As at Dec.31,2004	% change in 12 months ended Dec.31,2005
Fixed assets	1 978 761	1 963 284	0,79%	1 972 670	0,31%
% share in the balance sheet total	90,28%	88,02%		91,29%	
Current assets	212 995	267 141	-20,27%	188 207	13,17%
% share in the balance sheet total	9,72%	11,98%		8,71%	
TOTAL ASSETS	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Shareholders' equity of the parent	1 627 666	1 629 385	-0,11%	1 585 838	2,64%
% share in the balance sheet total	74,26%	73,05%		73,39%	
Minority interests	1 087	1 249	-12,97%	997	9,03%
% share in the balance sheet total	0,05%	0,06%		0,05%	
Non-current liabilities and provisions	375 315	422 493	-11,17%	413 010	-9,13%
- of which: borrowings	268 608	273 291	-1,71%	277 298	-3,13%
% share in the balance sheet total	17,12%	18,94%		19,11%	
Current liabilities and provisions	187 688	177 298	5,86%	161 032	16,55%
- of which: borrowings	41 734	4 844	761,56%	3 355	1143,93%
% share in the balance sheet total	8,56%	7,95%		7,45%	
TOTAL EQUITY AND LIABILITIES	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Debt/total capital employed ratio	19,07%	17,07%		17,70%	
Debt ration (total liabilities/total assets ratio)	25,69%	26,89%		26,57%	

5.1 Fixed assets

Fixed assets are dominated by property, plant and equipment – chiefly hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land. In the 4th quarter the following events impacted the level of fixed assets: the Company Orbis S.A. sold the building of Wanda hotel in Kraków and rights to perpetual usufruct of land related to that hotel. Moreover, three „Orbis" S.A. Branches, namely Hotel Reda in Szczecin, Hotel Solec in Warsaw and Hotel Tranzyt in Częstochowa, were liquidated in connection with the planned conversion into the Etap brand.

5.2 Current assets

Cash on bank accounts and bank deposits account for nearly 40% of all current assets. The second most significant item is trade receivables (22.4%) and other receivables (15.1% of the total value of current assets), that comprise, among others, of taxes, customs duties and social security receivable, settlements of the Social Benefits' Fund, settlements with employees. In the 4th quarter, a growth was reported in VAT, CIT and local taxes receivable, but trade receivables, other receivables as well as prepayments and advances declined.

In the 4th quarter, a 50% decrease was reported in financial assets measured at fair value through profit or loss, resulting from transactions executed on securities held by Orbis S.A. and Hekon Hotele Ekonomiczne

5.3 Non-current liabilities and provisions

Non-current liabilities and provisions are dominated by borrowings accounting for 71.6% of the total value of that item. In the current quarter the Company settled its obligations under the EUR-denominated credit facility extended by a banks' syndicate, and incurred a long-term PLN-denominated credit facility to finance the adopted development strategy. Additionally, in connection with the earlier repayment of foreign currency credit facility, the SWAP transactions to hedge the Company against forex risk were settled. To date, these transactions were recognized as other non-current liabilities in the balance sheet. The main item of provisions is the deferred tax provision.

5.4 Current liabilities and provisions

Trade payables account for over 41% of current payables and provisions, the second most important item is other current payables. This item is dominated by public&legal liabilities, advances and prepayments and special funds. The item short-term borrowings comprises the current portion of the credit facility taken by Orbis S.A. to cover the Company's investment needs.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date		Short-term borrowings	Long-term borrowings	
	PLN	EUR		with maturity of 1 to 3 years	with maturity of over 3 years
BWE -24/ORB	1 329		684	645	
Credit facility agreement with Bank Handlowy, Société Générale, Bank Zachodni WBK and Calyon	274 223		40 151	77 307	156 765
Kredyt Bank Ciechanów	1 496		899	597	
Kredyt Bank S.A.	33 294			33 294	
TOTAL:	310 342	0	41 734	111 843	156 765

Detailed information pertaining to the Company Orbis debt is presented below:

a. The Management Board of „Orbis" S.A. took decision concerning an earlier voluntary repayment of all outstanding liabilities under the Credit Facility Agreement dated March, 26, 2001 (the execution of that agreement was disclosed in the current report no. 7 of 2001) executed between „Orbis" S.A. and a banks' syndicate organized by Credit Lyonnais (the Company's current report no. 35/2005).

b. The Management Board of „Orbis" S.A. informed about the execution, on November 10, 2005, of a term credit facilities agreement of PLN 500,000,000 by and between Orbis S.A. (Borrower), Hekon - Hotele Ekonomiczne S.A. (Guarantor) and Bank Handlowy w Warszawie S.A. (Arranger, Agent and Collateral Agent), Société Generale S.A. Branch in Poland (Arranger and Document Agent) and Bank Zachodni WBK S.A. and Calyon S.A. (the Company's current report no. 36/2005).

c. The Management Board of „Orbis S.A. signed, on November 24, 2005, an Agreement with Bank Société Generale S.A. Branch in Poland, a party to transactions hedging a tranche of the EUR-denominated credit facility allocated to partially finance the acquisition in 2003 of 100% shares in the Company Hekon Hotele Ekonomiczne S.A. against forex risk (the Company's current report no. 37/2005). The Agreement provides for an earlier settlement of the above mentioned transactions with one amount, on a set-off basis. Once the settlement is made as outlined above, any and all liabilities of the parties arising from the transactions (which we disclosed in the current report no. 17/2004) will expire. Earlier settlement of the transactions will be made in accordance with terms and conditions agreed and specified by the parties in the above mentioned Agreement. Pursuant to that Agreement, on November 25, 2005 the parties agreed the terms and conditions as well as the date of settlement and the transaction closing date: November 30, 2005.

d. On December 14, 2005 the deferred EUR-denominated payment, related to the second installment of the Hekon Hotele Ekonomiczne S.A. share purchase price was made. Related information is disclosed in current report no. 39/100.

e. On December 16, 2005, the Management Board informed additionally that the Company does not have any debt denominated in foreign currencies, which was one of the main goals of refinancing (the Company's current report no. 39/2005).

5.6 Changes in estimates of amounts

Titles for major changes	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31, 2005	As at Dec 31,2004	% change in 12 months ended Dec.31, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	58 499	66 867	-12,51%	65 988	-100,00%
2. Deferred tax assets	68 127	77 804	-12,44%	78 887	-100,00%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee rewards and retirement obligations	43 815	43 446	0,85%	41 105	6,59%
- created	2 235	1 941		9 620	
- used	(1 866)	(2 075)		(6 378)	
- released	0	0		(1 179)	
2. Provision for liabilities arising from court litigations	119	79	50,63%	34 077	-99,65%
- created	40	0		29 822	
- used	0	(29 717)		0	
- released	0	0		(267)	
3. Provision for restructuring costs	3 708	8 695	-57,35%	2 970	24,85%
- created	3 708	0		2 970	
- used	(5 303)	(2 970)		0	
- released	(3 392)	0		0	
IMPAIRMENT OF ASSETS					
1. impairment of financial non-current assets	5 836	6 470	-9,80%	6 470	-9,80%
- created	0	0		2 011	
- used	(634)	0		0	
- reversed	0	0		0	
2. impairment of property, plant and equipment	261 520	267 273	-2,15%	273 625	-4,42%
- created	159	0		1 219	
- used	(5 912)	(6 370)		0	
- reversed	0	0		(37 795)	

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

As at December 31, 2005, the following changes in contingent assets and liabilities have been reported since the end of the last financial year:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec. 31, 2005	Financial terms and other remarks
		Issued byOrbis S.A.				
Registered pledge on Orbis S.A.shares	BZ WBK	Globis Poznań Sp. z o.o.		0	(2 000)	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. to the bank under a credit facility agreement	BPH PBK S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	30.12.2006	0	(1 500)	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under a guarantee issued by the bank	Bank BPH S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o.- associated company	13.04.2007	1 959	0	
		Issued byPBP Orbis Sp. z o.o.				
bank guarantee	PP Porty Lotnicze ul.Żwirki i Wigury 1 00-906 W-wa		18.10.2006	6	0	
bank guarantee	Blue City Sp. z o.o.		31.03.2009	9	0	
bank guarantee	Gullivers Travel Associates		01.09.2006	15	15	
bank guarantee	Lufthansa German Airlines		15.05.2006	33	33	
promissory note	Kredyt Bank S.A.O/Ciechanów		30.06.2005	4 500	(1 200)	
promissory note	Polski Express Sp. z o.o.w Warszawie		no date set	100	0	
		Issued byHekon Hotele Ekonomiczne S.A.				
Guarantee for a credit facility of PLN 500 million	Bank Handlowy and Société Générale, BZWBK Calyon	Orbis S.A.	7 years with 2 options deferring the maturity date for a year	500 000	500 000	
Guarantee for the repayment of Tranche A of credit facility of EUR 10,000,000	Banks' syndicate led by Caylon	Orbis S.A.		0	(40 790)	
			TOTAL:	506 622	454 558	
		Including sureties for borrowings and guarantee issued in the group		501 959	455 710	

Investment obligations of Orbis Transport Sp. z o.o. in connection with the acquisition of companies PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o..

The Group has taken over the following obligations arising from the acquisition of organized enterprises PKS Tarnobrzeg Sp. z o.o. (contract dated April 21, 2004) and PKS Gdańsk Sp. z o.o. (contract dated December 7, 2004).

In the case of PKS Tarnobrzeg, Orbis Transport has been obligated to:
- preserve the number of employees employed as at the contract date for the period of 36 months. Reduction in the number of employees by way of notice may result in penalties calculated in proportion to the lowest remuneration in the national economy,
- incur capital expenditure on property, plant and equipment of the subject of the contract with an aggregate value of PLN 3,000 thousand in the period of first 3 financial years. This obligation has already been satisfied.

The payment of the price has been secured with a cap mortgage on the rights to perpetual usufruct of plots of land. Settlement of obligations is additionally secured by way of submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

The contract of sale of PKS Gdańsk has obligated Orbis Transport Sp z o.o. to:
- provide employment for all taken over employees for the period of 2 years as from the date of contract. Failure to satisfy that obligation results in the calculation of penalties in proportion to the average remuneration in the national economy,

- incur capital expenditure on property, plant and equipment in the amount of PLN 6,000 thousand until the year 2009.

The payment of the price and settlement of the remaining obligations have been secured by way of an ordinary combined mortgage established on the rights to perpetual usufruct of plots of land and ownership title to buildings as well as by submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

6. CASH FLOWS IN THE ORBIS GROUP

In PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Cash flows from operating activities	23 593	1 010	2235,94%	141 320	160 810	-12,12%
Cash flows from investing activities	439	24 309	5437,36%	(74 397)	(121 085)	62,76%
Cash flows from financing activities	(10 928)	(29 075)	166,06%	(25 857)	(47 615)	84,15%
Total net cash flows	**13 104**	**(3 756)**		**41 066**	**(7 890)**	
Cash and cash equivalents at the end of period	83 654	42 588	96,43%	83 654	42 588	96,43%

6.1 Operating activities

The fact that the 4th quarter of 2005 was closed with gross profit, despite an unfavorable impact of seasonality, coupled with a positive effect of adjustments, allowed the Company to generate positive cash flows from operating activities in that period. Major positive adjustments in operating activities concerned, as usual, depreciation and changes in the balance of receivables and prepayments, following from an increased level of trade and other receivables. Most significant items in negative adjustments related to the change in the balance of current liabilities as well as an adjustment related to profit from investing activities.

6.2 Investing activities

Most important items, on both the revenue and expenditure side, related to investments in securities made by Orbis S.A. and Hekon Hotele Ekonomiczne S.A. Expenditures on implementation of hotel building upgrading program and purchases of cars and coaches for the needs of coach transportation, long-term rental and lease represented major items of capital expenditures. The revenue side comprised of proceeds from the sale of Wanda hotel in Kraków and revenue from the sale of vehicles to be replaced.

6.3 Financing activities

Financing activities were dominated by cash flows related to borrowings, along with interest, incurred or repaid by Orbis S.A. and PBP and settlement of SWAP hedging transactions as they became useless owing to the fact that the foreign currency credit facility was repaid by the parent company.

7. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND DISTRIBUTED DIVIDENDS

in PLN thousand	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31,2005	As at Dec.31,2004	% change in 12 months ended Dec.31,2005
Share capital	517 754	517 754	0,00%	517 754	0,00%
Reserves	133 333	133 411	-0,06%	133 411	-0,06%
Other reserves	(756)	(708)	6,78%	(648)	16,67%
Retained earnings	977 335	978 928	-0,16%	935 321	4,49%
Equity attributable to shareholders of the parent	**1 627 666**	**1 629 385**	**-0,11%**	**1 585 838**	**2,64%**
Minority interests	1 087	1 249	-12,97%	997	9,03%
Total shareholders' equity	**1 628 753**	**1 630 634**	**-0,12%**	**1 586 835**	**2,64%**

No changes occurred in the amount of share capital in the periods covered by these financial statements. No major changes were reported in the amount of reserves to which the amounts derived from the sale of Orbis S.A. shares at premium as well as revaluation of investments are posted. The lower level of reserves in the 4th quarter of 2005 results from reversal of valuation of works of art sold.

Other reserves comprise of foreign exchange differences on consolidation of the company UAB Hekon.

Change in the amount of retained earnings in the 4th quarter of 2005 was brought about predominantly by net loss for the period concerned amounting to PLN 343 thousand that was recognized in shareholders' equity. The remaining portion of the loss PLN 270 thousand affected the value of minority interests.

Dividends:

- Orbis S.A. - On June 10, 2005, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for July 20, 2005; and the dividend payment date for August 9, 2005.
  As at the date of submission of this report, the Company Orbis S.A. does not have any dividend-related liabilities.
- Hekon – Hotele Ekonomiczne S.A. - the dividend of PLN 19,802 thousand due to Orbis S.A. under Resolution no. IV of the General Meeting of Company's Shareholders dated June 22, 2005 credited the account of Orbis S.A. on July 14, 2005 (the dividend covered by consolidation adjustment).
- Orbis Casino Sp. z o.o. – the dividend of PLN 700 thousand gross due to Orbis S.A. under Resolution no. 6/2005 of the Meeting of Company's Shareholders dated June 8, 2005 credited the account of Orbis S.A. on September 8, 2005 (the dividend covered by consolidation adjustment).

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

Below presented is the impact of the following non-recurring and one-off events on financial results for the 12 months ended December 31, 2005 and December 31, 2004:

1. gross income from the sale of property of Wanda hotel in Kraków - PLN 16,791 thousand
2. creation of a restructuring provision - PLN 3,508 thousand,
3. incurred costs of termination benefits paid on account of employment restructuring related to the liquidation of 4 hotel branches: Solec in Warsaw, Tranzyt in Częstochowa, Wanda in Kraków and Reda in Szczecin - PLN 5,391 thousand,

4. release of a provision for risks related to Varimpex Leasing AG (concerns the year 2004) - PLN 20,280 thousand,
5. changes in the provision for liabilities related to the dispute about Europejski Hotel and securing potential costs - PLN 5,072 thousand (concerns the year 2005) – PLN 29,822 thousand (concerns the year 2004),
6. write-down of the value of draft technical documentation of Grand Hotel in Sopot – PLN 4,296 thousand (concerns the year 2004),
7. creation of a provision for employment restructuring costs in Europejski Hotel – PLN 2,970 thousand (concerns the year 2004),
8. sale of Sofitel in Kraków – PLN 12,600 thousand,
9. costs of SWAP financial instruments and their valuation.

„Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of the above events, are as follows:

in PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Net profit (loss) from all operations	**(613)**	**(14 241)**	**-95,70%**	**60 675**	**56 836**	**6,75%**
1. sale of Wanda hotel in Kraków	(16 791)			(16 791)		
2. creation of a restructuring provision	3 508			3 508		
3. employment restructuring costs incurred				5 391		
4. release of a provision for Varimpex Leasing AG		(20 280)			(20 280)	
5. changes in the provision for liabilities to HESA		29 822		(5 072)	29 822	
6. write-down of the value of draft technical documentation		2 281			4 296	
7. creation of a provision for employment restructuring costs in Europejski Hotel		945			2 970	
8. sale of Sofitel in Kraków		(12 600)			(12 600)	
9. cost of SWAP and valuation	892	17 671		14 029	26 945	
"Pro-forma" profit (loss) from continuing operations	**(13 004)**	**3 598**	**-461,42%**	**61 740**	**87 989**	**-29,83%**

The impact of the above events on balance sheet items is presented in the table below:

in PLN thousand	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31,2005	As at Dec.31,2004	% change in 12 months ended Dec.31,2005
TOTAL ASSETS	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Fixed assets	8 759	0		4 296	
Current assets	17 280	1 671		3 536	
TOTAL ASSETS pro forma	**2 217 795**	**2 232 096**	**-0,64%**	**2 168 709**	**2,26%**
TOTAL EQUITY AND LIABILITIES	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Shareholders' equity	1 065	(8 771)		43 753	
Non-current liabilities and provisions	23 410	8 762		(3 129)	
Current liabilities and provisions	1 564	1 680		(32 792)	
TOTAL EQUITY AND LIABILITIES pro forma	**2 217 795**	**2 232 096**	**-0,64%**	**2 168 709**	**2,26%**

8.2 Impact of consolidation/exclusion of related parties from consolidation

In the period covered by these financial statements, the list of consolidated companies changed. PKS Gdańsk, consolidated in the 1st quarter, is recognized in the balance sheet total as at December 31, 2005 and September 30, 2005.

In PLN thousand	As at Dec.31, 2005	As at Sept.30, 2005	% change in 3 months ended Dec.31, 2005	As at Dec 31, 2004	% change in 12 months ended Dec.31, 2005
TOTAL ASSETS	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Fixed assets	(3 095)	(4 411)		(3 396)	
Current assets	(2 906)	(3 021)		(3 124)	
TOTAL ASSETS pro forma	**2 185 755**	**2 222 993**	**-1,68%**	**2 154 357**	**1,46%**
TOTAL EQUITY AND LIABILITIES	**2 191 756**	**2 230 425**	**-1,73%**	**2 160 877**	**1,43%**
Shareholders equity	1 696	1 183		1 159	
Minority interest					
Non-current liabilities and provisions	(2 952)	(2 872)		(3 459)	
Current liabilities and provisions	(4 745)	(5 743)		(4 220)	
TOTAL EQUITY AND LIABILITIES pro forma	**2 185 755**	**2 222 993**	**-1,68%**	**2 154 357**	**1,46%**

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

On October 28, 2005, Orbis S.A. issued 109,619,868 bonds with the nominal value of PLN 1 each and the redemption date October 24, 2006, that were acquired by Hekon Hotele Ekonomiczne S.A. Terms and conditions of the issue were determined on the basis of the resolution of the General Meeting of Shareholders as a part of the bonds issue program. The reason for and the objective of the bonds issue and their acquisition by a subsidiary company was to deduct liabilities under redemption of bonds issued on October 29, 2004.

10. RELATED PARTY TRANSACTIONS

List of exclusions from group consolidation:

As at Dec.31, 2005	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total exclusions
Intra-Group transactions						
Receivables	35 703	118 344	611	480	0	155 138
Payables	111 780	863	2 816	32 543	7 136	155 138
Expenses	10 392	2 784	25 358	9 618	426	48 578
Revenues	32 119	8 981	4 625	2 853	0	48 578

11. CHANGES IN ACCOUNTING POLICIES

Full disclosure of the Orbis Group accounting policy, applicable as from January 1, 2005, has been presented in point 2.1 of notes to the semi-annual consolidated financial statements of the Orbis Group as at June 30, 2005.

Explanations related to the transition to IFRS

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. It passed the resolution on preparation of financial statements of the Orbis Group in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Act. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

The Group applied IFRS for the first time in financial statements for 1st quarter of 2005, i.e. January 1, 2004 was the date of transition to IFRS. The financial statements as at December 31, 2005 will be the first annual consolidated financial statements of the Group prepared in compliance with IFRS.

Explanations concerning restatement of figures covering former reporting periods into IFRS are to presented in point 2.5 to notes to the interim consolidated financial statements of Orbis S.A. as at June 30, 2005.

11.1 RECONCILIATION OF BALANCE SHEET AS AT DECEMBER 31, 2004

A ssets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed assets		**1 613 996**	**358 674**	**1 972 670**
Property, plant and equipment	1	1 422 980	282 954	1 705 934
Intangible assets, of which:	2	110 742	1 564	112 306
- goodwill		101 727	5 525	107 252
Investments in associates consolidated using equity method		4 182		4 182
Available-for-sale financial assets		2 652		2 652
Other financial assets		23 268		23 268
Investment property	3	23 380	21 426	44 806
Other long-term investments		635		635
Deferred tax assets	5	26 157	52 730	78 887
Current assets		**191 365**	**(3 158)**	**188 207**
Inventories		13 822		13 822
Trade receivables		40 076		40 076
Income tax receivable		8 198		8 198
Other current receivables		22 854		22 854
Other short-term investments	4	3 158	(3 158)	0
Financial assets measured at fair value through profit or loss		60 669		60 669
Cash and cash equivalents		42 588		42 588
Total assets		**1 805 361**	**355 516**	**2 160 877**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 265 596**	**321 239**	**1 586 835**
Share capital	11	92 154	425 600	517 754
Reserves		133 411		133 411
Other reserves		(648)		(648)
Retained earnings	6	1 039 685	(104 364)	935 321
Minority interests	7	**994**	**3**	**997**
Negative goodwill	2	**6 994**	**(6 994)**	**0**
Non-current liabilities		**371 034**	**41 976**	**413 010**
Borrowings		277 298		277 298
Deferred tax provision	10	23 954	42 034	65 988
Other non-current liabilities	8	32 439	(58)	32 381
Provision for retirement benefit and other obligations		37 303		37 303
Provisions for liabilities		40		40
Current liabilities		**161 737**	**(705)**	**161 032**
Borrowings		3 355		3 355
Trade payables		58 218		58 218
Other current liabilities		58 610		58 610
Provision for retirement benefit and other obligations		3 802		3 802
Provision for liabilities	9	37 752	(705)	37 047
Total equity and liabilities		**1 805 361**	**355 516**	**2 160 877**

Additional information to reconciliation of balance sheet as at December 31, 2004

Adjustments related to property, plant and equipment are presented below:

Adjustments relate to items described in detail in the presentation of restatements as at January 1, 2004 with events that occurred in 20004 having been taken into account.

1. Property, plant and equipment

Adjustments for effects of hyperinflation and depreciation	241 571
Adjustment concerning capitalization of borrowing costs and foreign exchange differences	(9 027)
Impairment of property, plant and equipment	(268 869)
Revaluation of fixed assets to fair value	330 759
Depreciation of rights to perpetual usufruct of land	(4 511)
Reclassification of assets from fixed assets to investment property	(6 969)
TOTAL	**282 954**

2. Intangible assets

Adjustments of intangible assets are presented in the table below:

Adjustment concerning initial fee for affiliation with a hotel brand	(3 961)
Reversal of amortization of goodwill	5 525
TOTAL	**1 564**

The balance sheet value of negative goodwill in the amount of PLN 6,994 thousand which arose as a result of business combination has been derecognized and the net result was corrected.

3. Investment property

Reclassification of land, rights to perpetual usufruct of land and buildings from fixed assets and short-term investments to investment property.

Reclassification of investment property from other short-term investments	4 481
Calculation of depreciation	(7 145)
Adjustment for effects of hyperinflation of investment property	5 751
Revaluation of land and rights to perpetual usufruct of land to fair value	11 858
Revaluation of rented investment properties	(488)
Reclassification of buildings and rights to perpetual usufruct of land from fixed assets to investment property	6 969
TOTAL	**21 426**

4. Other short-term investments

Previously, the Group recognized properties and rights to perpetual usufruct held for sale as other short-term investments. Properties and rights to perpetual usufruct of land were, pursuant to IAS 40 and IFRS 5, reclassified from long-term investments and short-term investments to investment property and depreciation was calculated. At the same time, an impairment of properties so far reported as short-term investments was reversed as it became baseless since depreciation on properties was calculated.

Reclassification from short-term investments to investment property	(4 481)
Reversal of impairment of short-term investments	1 323
TOTAL	**(3 158)**

5. Deferred tax assets

The above adjustments increased deferred tax assets as follows:

Adjustment of borrowing costs	1 715
Impairment of fixed assets	50 673
Reversal of valuation of short-term investments	(251)
Reclassification of initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

6. Retained earnings

Adjustments related to retained earnings are presented below:

Adjustment for effects of hyperinflation of equity	(425 600)
Adjustment for hyperinflation and depreciation of fixed assets and investment property	247 322
Adjustment concerning capitalization of borrowing costs and foreign exchange differences	(9 027)
Impairment of property, plant and equipment and investment property	(269 357)
Revaluation of fixed assets to fair value	342 617
Depreciation of rights to perpetual usufruct of land	(4 511)
Calculation of depreciation of assets reclassified from short-term investments	(7 145)
Reversal of impairment of short-term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 097)
Amortization of goodwill	5 525
Write-down of negative goodwill in PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.	6 994
Tax effects of above changes	10 592
TOTAL	**(104 364)**

7. Minority interests

Adjustment of minority interests brought about by the calculation of depreciation of rights to perpetual usufruct of land.

8. Other non-current liabilities

Adjustment of prepayments and advances resulting from the calculation of depreciation of rights to perpetual usufruct of land.

9. Current provisions for liabilities

Adjustment of current provisions for liabilities arising from a change in recognition of initial fees for affiliation with a hotel network.

10. Deferred tax provision

The above adjustments increased deferred tax liabilities as follows:

Adjustment for effects of hyperinflation	46 992
Revaluation of fixed assets to fair value	(3 470)
Reversal of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning initial fee for affiliation with a hotel brand	(159)
TOTAL	**42 034**

11. Translation of equity using hyperinflation indexes

As a result of translation of equity of the Company Orbis S.A. using hyperinflation indexes for the hyperinflationary period, the equity went up by PLN 425,600 thousand.

11.2 RECONCILIATION OF FINANCIAL RESULT FOR FOUR QUARTERS OF 2004

	Note	Polish Accounting Act	Effect of transition to IFRS	IFRS
Net sales of services		937 787		937 787
Net sales of other products, merchandise and raw materials		4 820		4 820
Cost of goods sold	1	(686 980)	(10 925)	(697 905)
Gross profit (loss) on sales		**255 627**	**(10 925)**	**244 702**
Other operating income	2	63 262	971	64 233
Distribution costs		(50 520)		(50 520)
Administrative expenses		(138 743)		(138 743)
Other operating expenses	3	(64 544)	555	(63 989)
Operating profit (loss)		**65 082**	**(9 399)**	**55 683**
Gain (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other finance income	5	57 158	2 364	59 522
Finance cost	4	(57 669)	5 208	(52 461)
Share in net profits (losses) of associates		1 293		1 293
Profit (loss) before tax		**65 864**	**(1 827)**	**64 037**
Income tax	6	(12 499)	5 298	(7 201)
Net profit (loss) from continuing operations		**53 365**	**3 471**	**56 836**
Discontinued operations				
Loss from discontinued operations				
Net profit (loss) for the financial year		**53 365**	**3 471**	**56 836**
of:				
Shareholders of the parent company		51 004		54 475
Minority shareholders		2 361		2 361
Net profit (loss) for the financial year		**53 365**	**3 471**	**56 836**

1. Adjustments of cost of goods sold are presented below:

Impact of hyperinflation on fixed assets and investment property	6 984
Adjustment concerning initial fee for affiliation with a hotel brand	(117)
Depreciation of rights to perpetual usufruct of land	3 875
Calculation of depreciation of assets reclassified from short-term investments	183
TOTAL	**10 925**

2. Adjustments related to other operating income are presented below:

Sale of rights to perpetual usufruct of land revalued to fair value	(13 425)
Impairment of assets	7 366
Write-down of negative goodwill in PBP Orbis Sp. z o.o. and Orbis Transport z o.o.in costs	7 030
TOTAL	**971**

3. Adjustments related to other operating expenses are presented below:

Revaluation of land to fair value	28
Reversal of amortization of goodwill in PBP Orbis Sp. z o.o.	(466)
Amortization of goodwill in Orbis Transport Sp. z o.o.	(117)
TOTAL	**(555)**

4. Amortization of goodwill in Hekon Hotele Ekonomiczne S.A.
5. Adjustment related to changed approach to recognition of borrowing costs.
6. Adjustments 1 – 5 result in a decrease in deferred tax expenses by PLN 5,298 thousand.

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results in the 4th quarter of 2005 and not included in the current financial occurred after the balance sheet date.

On September 28, 2005, the companies Orbis S.A., Hekon Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. executed an agreement on the establishment of the Tax Group. The registration of the Tax Group was disclosed in Monitor Sądowy i Gospodarczy no. 16 of January 23, 2006.

13. ISSUER'S SHAREHOLDERS

As at February 28, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares having a nominal value of PLN 2 each. Shareholders who hold, directly or indirectly through its subsidiary companies, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at February 28, 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Feb.28,2006 (no. of voting rights at the GM)	% share in share capital as at Feb.28,2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 14, 2005 to Feb. 28, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	+ 4,99
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	2.611.700	5,67%	+ 0,58
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

To the Company's knowledge, no changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at February 28, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	First Vice-President of the Management Board holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais	Member of the Management Board does not hold any Orbis S.A. shares
5. Jolanta Wojciechowska de Cacqueray	Member of the Management Board does not hold any Orbis S.A. shares

As at February 28, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any 'Orbis" S.A. shares
2. Erez Boniel
   does not hold any 'Orbis" S.A. shares
3. Sabina Czepielinda
   holds 268 „Orbis" S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any 'Orbis" S.A. shares
5. Michael Flaxman
   does not hold any 'Orbis" S.A. shares
6. Christophe Guillemot
   does not hold any 'Orbis" S.A. shares
7. Michael Harvey

does not hold any 'Orbis" S.A. shares

8. Andrzej Przytuła
   does not hold any 'Orbis" S.A. shares
9. Janusz Rożdżyński
   does not hold any 'Orbis" S.A. shares
10. Denys Sappey
   does not hold any 'Orbis" S.A. shares

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Litigious matters - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Claim for declaration of invalidity of an administrative decision dated June 24, 1955, refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35)		By virtue of the letter dated April 18, 2002, the Housing and Municipal Development Office declared invalidity of the administrative decision dated June 24, 1955.	Filing party: A.J.Blikle and H.A. Helmerson Andrzejewska against the Minister of Infrastructure; Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Municipal Development Office which upheld the former decision declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision to the Supreme Administrative Court, applying for revocation of the appealed ruling in full and passing the case to be re-examined.
Claim for declaration of invalidity of an administrative decision dated November 6, 1951, refusing to grant the title to temporary ownership of land constituting a real property in Warsaw, at 26 Nowogrodzka street, and declaring that the ownership title to all buildings located thereon has passed to the State Treasury		By virtue of the letter dated September 8, 1998, the Housing and Municipal Development Office informed about launching the legal proceedings aimed at declaring invalidity of administrative decision dated November 6, 1951.	Filing party: E. Sławińska & others; Parties: President of the capital city of Warsaw ; Orbis S.A.	The Voivodship Administrative Court issued a decision revoking the decision of the President of the capital city of Warsaw refusing to grant the title to perpetual usufruct of the land and the decision of the Mazowieckie voivod upholding the above-mentioned decision of the President. By virtue of a decision dated February 6, 2006, the President of the capital city of Warsaw refused to grant the title to perpetual usufruct of the real property located at 26, Nowogrodzka street in Warsaw to legal successors of the former owner .
Payment of a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street	1 344 800 together with statutory interest as of the date of filing the claim until the date of payment	1) S., P., G., A. Marczak - claim delivered to Orbis S.A. in October of 2003; 2) A. M. Marczak- claim delivered to Orbis S.A. in June of 2004; 3) I. Kuc-claim delivered to Orbis S.A. in March of 2005; 4) J. Tabor, I. Ciapala-claim delivered to Orbis S.A. in March of 2005.	Plaintiffs: S.Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of the claims. The Court issued a decision to combine the said four claims to be examined jointly and to identify them under a single case file. The date of hearing was set for March 10, 2006.
Proceedings for joint and several reimbursement of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11, Pijarska street in Cracow	1 541 346,56 together with statutory interest from December 1, 2003.	November 29, 2004	Plaintiff: Orbis S.A., Defendants: S.Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11, Pijarskia street has been seconded by the Court. Next, Orbis S.A. applied to the Court-Land and Mortgage Registry Division for entry of the mandatory mortgage in the land and mortgage register. The Court dismissed the motion since the State Treasury is entered as the owner of the property in its land and mortgage register, as despite having won the case for updating the land and mortgage register tot he current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. complained against this decision.
1) Proceedings for reinstatement of the right to parts of plots no 185/2 and 185/3 located in Zakopane, at Polana Szymoszkowa, and 2) proceedings concerning declaring invalidity of a fragment of a decision issued by the Nowosądeckie Voivod referring to the said plots and confirming that the ownership right lies with PP Orbis .		1) decision dated June 11, 1996; 2) letter of the Municipal Office dated June 30, 1997, concerning initiation of the administrative proceedings on declaration of invalidity	Filing parties: H. Leśniak, B. Biernacik	1) Orbis S.A. does not accept the claims. After a number of decisions and appeals, the files with applicants' complaints against deferral of proceedings have been passed to the County authorities in Zakopane; 2) Orbis S.A. defends the validity of the decision conferring the right to the property upon Orbis. The proceedings on this case have been suspended. No new information is available.

Litigious matters - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
3) Proceedings concerning expiry of the right of perpetual usufruct vested in Orbis S.A. in respect of real property at Polana Szymoszkowa in Zakopane, designated as plots no 185/1, 185/2, 185/3 map zone75 and 203/1, 203/2 map zone 96		Notice by the Head of the District Office in Nowy Targ dated June 8, 1995, concerning institution of the proceedings ex officio		Orbis S.A. questions the demand for expiry of the right of perpetual usufruct and this stance is confirmed by administrative decisions. The decision of the Małopolskie Voivod upholding the Tatry Starosta decision concerning discontinuation of the administrative proceedings as ineffective in the case of terminating the perpetual usufruct has been appealed against by the filing parties before the Supreme Administrative Court (at present the Voivodship Court). No date has been set for hearing.
4) Proceedings for reinstatement of the real property at Polana Szymoszkowa designated formerly as a plot of land of prime category no 11654/2 having an area of 10 ares and 25 m2 Lwh 4567			Filing parties: J. Gąsienica Ciaptak, M. Gąsienica Ciaptak	Orbis S.A. does not see any legal grounds to accept the claims. The proceedings are suspended. No new information is available on this case.
Proceedings concerning declaration of invalidity of the decision issued by the Minister of Municipal economy upholding the administrative decision of the Presidium of the Municipal Council dated December 20, 1961, refusing to grant to the former owner the right of temporary ownership of real property comprising of land located at 5, Krakowskie Przedmieście street in Warsaw.		Notice by the Office for Municipal Housing and Urban Development by a letter dated July 5, 2002, concerning the pending proceedings on declaration of invalidity	Filing party: E. Raczyński (at present C. Raczyńska, W. Dembińska, W. Rey); against the Minister of Infrastructure, participant: Orbis S.A.	The Voivodship Administrative Court revoked the appealed decision of the Office for Municipal Housing and Urban Development and the preceeding decision of the said Office which refused to confirm the invalidity of the administrative decision dated December 20, 1961, as the former decision rejected the former owner's right of temporary ownership of the real property comprising of land located at 5, Krakowskie Przedmieście street in Warsaw. No last-resort appeal was filed against this motion with he Supreme Administrative Court. The matter will be re-examined by the authorities of the first instance.
Proceedings for invalidation of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Hotel Europejski Branch in Warsaw and claim for compensation amounting to PLN 67.200 for termination of employment in violation of the law - however, at present all plaintiffs are modifying the value of their claims defining them at 3-times the sum of the last monthly salary		from July 2005 till the end of September 2005	Plaintiffs" approx. 130 employees of the liquidated Orbis S.A. Hotel Europejski Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. files for dismissal of all claims. At present, around half of the plaintiffs withdrew their suits and waived their claims.
Proceedings for payment of rent for lease during the period February-June 2005 and for telecommunication charges for June 2005	PLN 129 243,70 plus interest	July 19, 2005	Plaintiff: Orbis S.A., defendant: Zjednoczone Przedsiębiorstwo Rozrywkowe S.A.	A writ for payment has been issued in this case. The writ for payment has been appealed against by the defendant. The court suspended the proceedings.

Provisions for potential claims arising from pending litigations are not recognized in these financial statements.

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at December 31, and for 12 months ended on December 31, 2005

SELECTED FINANCIAL FIGURES

for 12 months and 3 months ended December 31, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	12 months ended on Dec. 31, 2005	*12 months* ended on Dec. 31, 2004	*12 months* ended on Dec. 31, 2005	*12 months* ended on Dec. 31, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of services	569 983	573 835	141 671	127 005
Operating profit (loss)	74 235	39 905	18 451	8 832
Net profit (loss) on continuing operations	46 779	39 248	11 627	8 687
BALANCE SHEET				
Fixed assets	2 011 213	2 022 920	521 067	495 935
Current assets	136 029	123 227	35 242	30 210
Shareholders' equity	1 583 460	1 552 426	410 244	380 590
Long-term liabilities	327 797	376 999	84 926	92 424
Short-term liabilities	235 985	216 722	61 139	53 131
CASH FLOW STATEMENT				
Net cash flow from operating activity	81 481	102 996	20 252	22 796
Net cash flow, total	24 113	(17 134)	5 993	(3 792)
EARNINGS PER SHARE				
Earnings per share for the financial year	1,02	0,85	0,25	0,19

Exchange rate of EUR applied to convert:		
- balance sheet items	3,8598	4,0790
- profit and loss account items	4,0233	4,5182

BALANCE SHEET

as at December 31, 2005, September 30, 2005, and December 31, 2004

(figures have been presented in PLN '000)

Assets	balance as at Dec. 31, 2005	balance as at Sept. 30, 2005	balance as at Dec. 31, 2004
Fixed assets	**2 011 213**	**2 000 576**	**2 022 920**
Tangible fixed assets	1 430 695	1 410 790	1 423 920
Intangible assets, of which:	1 996	1 768	2 459
- goodwill	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	475 173
Financial assets held for trading	31	31	31
Other financial assets	242	364	485
Investment property	43 184	43 647	44 806
Other long-term investments	552	649	635
Deferred income tax assets	64 428	73 242	75 411
Current assets	**136 029**	**179 407**	**123 227**
Inventories	5 732	6 727	8 509
Trade receivables	17 613	29 786	14 109
Income tax receivables	4 921	3 114	4 680
Other short-term receivables	50 538	56 223	32 384
Financial assets at fair value through profit or loss	19 959	65 576	50 392
Cash and cash equivalents	37 266	17 981	13 153
Total assets	**2 147 242**	**2 179 983**	**2 146 147**

BALANCE SHEET, continued

as at December 31, 2005, *September 30, 2005, and December 31, 2004*

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at Dec. 31, 2005	balance as at Sept. 30, 2005	balance as at Dec. 31, 2004
Shareholders' equity	**1 583 460**	**1 586 288**	**1 552 426**
Share capital	517 754	517 754	517 754
Reserve capitals	133 333	133 411	133 411
Other capitals	0	0	0
Retained profits	932 373	935 123	901 261
Long-term liabilities	**327 797**	**378 622**	**376 999**
Credits and loans	234 717	245 230	255 575
Provision for deferred income tax	57 855	66 265	65 369
Other long-term liabilities	0	32 172	23 410
Provision for pension and similar benefits	34 974	34 955	32 645
Provisions for liabilities	251	0	0
Short-term liabilities	**235 985**	**215 073**	**216 722**
Credits and loans - current	40 835	4 157	1 500
Trade liabilities	37 286	44 691	22 494
Income tax liabilities	0	0	0
Other short-term liabilities	149 334	152 800	151 154
Provision for pension and similar benefits	4 742	4 446	4 527
Provisions for liabilities	3 788	8 979	37 047
Total liabilities	**2 147 242**	**2 179 983**	**2 146 147**

PROFIT AND LOSS ACCOUNT

for 12 months and 3 months ended December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2005	3 months ended on Dec. 31, 2004	12 months ended on Dec. 31, 2004
Net sales of services	121 882	569 983	123 262	573 835
Net sales of other products, merchandise and raw materials	991	4 667	1 027	4 257
Cost of products, merchandise and raw materials sold	(101 117)	(402 978)	(108 917)	(410 659)
Gross profit (loss) on sales	**21 756**	**171 672**	**15 372**	**167 433**
Other operating income	22 286	63 737	36 154	54 877
Distribution & marketing expenses	(12 503)	(41 097)	(10 753)	(39 549)
General overheads & administrative expenses	(24 816)	(92 746)	(22 191)	(87 982)
Other operating expenses	(5 027)	(27 331)	(38 315)	(54 874)
Operating profit (loss)	**1 696**	**74 235**	**(19 733)**	**39 905**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	(16)	2
Other financial income	548	11 879	18 880	44 347
Financial expenses	(5 416)	(29 547)	(22 588)	(44 528)
Profit (loss) before tax	**(3 172)**	**56 567**	**(23 457)**	**39 726**
Corporate income tax	422	(9 788)	10 337	(478)
Net profit (loss) on continuing operations	**(2 750)**	**46 779**	**(13 120)**	**39 248**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0 0	0	0
Net profit (loss) for the financial year	**(2 750)**	**46 779**	**(13 120)**	**39 248**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	(0,06)	1,02	(0,28)	0,85
Earnings per share from continuing operations	(0,06)	1,02	(0,28)	0,85

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and 3 months ended December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Retained profits	Other	Total
Twelve months ended on December 31, 2004					
Balance as at January 1, 2004	**517 754**	**133 385**	**0**	**877 683**	**1 528 822**
- profit (loss) for the financial year	0	0	0	39 248	39 248
- increase in fair value of long term investments	0	26	0	(4)	22
Total changes during the period	**0**	**26**	**0**	**39 244**	**39 270**
dividends	0	0	0	(15 666)	(15 666)
Balance as at December 31, 2004	**517 754**	**133 411**	**0**	**901 261**	**1 552 426**
Twelve months ended on December 31, 2005					
Balance as at January 1, 2005	**517 754**	**133 411**	**0**	**901 261**	**1 552 426**
- profit (loss) for the financial year	0	0	0	46 779	46 779
- sale of long term investments	0	(78)	0	0	(78)
Total changes during the period	**0**	**(78)**	**0**	**46 779**	**46 701**
dividends	0	0	0	(15 667)	(15 667)
Balance as at December 31, 2005	**517 754**	**133 333**	**0**	**932 373**	**1 583 460**
of which: three months ended on December 31, 2005					
Balance as at October 1, 2005	**517 754**	**133 411**	**0**	**935 123**	**1 586 288**
- profit (loss) for the financial year	0	0	0	(2 750)	(2 750)
- sale of long term investments	0	(78)	0	0	(78)
Total changes during the period	**0**	**(78)**	**0**	**(2 750)**	**(2 828)**
dividends	0	0	0	0	0
Balance as at December 31, 2005	**517 754**	**133 333**	**0**	**932 373**	**1 583 460**

CASH FLOW STATEMENT

for 12 months and 3 months ended December 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Dec. 31, 2005	12 months ended on Dec. 31, 2005	3 months ended on Dec. 31, 2004	12 months ended on Dec. 31, 2004
OPERATING ACTIVITY				
Gross profit (loss)	(3 172)	56 567	(23 457)	39 726
Adjustments:	**16 871**	**27 578**	**33 366**	**68 848**
Depreciation and amortization	17 540	71 506	23 056	73 388
(Gain) loss on foreign exchange differences	10 265	(3)	(18 040)	(41 193)
Interests	3 507	(7 495)	3 710	2 467
(Profit) loss on investing activity	(12 767)	(19 073)	(10 282)	(14 923)
Change in receivables and deferred and accrued expenses	17 617	(6 053)	16 973	13 579
Change in current liabilities, excluding loans and bank credits	(12 369)	14 768	(10 336)	(2 151)
Change in provisions	(14 687)	(37 057)	12 508	19 682
Change in inventories	995	2 777	278	1 603
Other adjustments	6 770	8 208	15 499	16 396
Cash from operating activity	**13 699**	**84 145**	**9 909**	**108 574**
Income tax (paid)/reimbursed	(982)	(2 664)	(5 336)	(5 578)
Net cash flow from operating activity	**12 717**	**81 481**	**4 573**	**102 996**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	27 386	31 757	40 263	48 118
Income from the sale of investment property	0	1 700	0	0
Income from sale of group companies	0	2 015	0	0
Income from sale of short-term securities	160 694	590 680	437 763	561 752
Income from dividends	0	16 607	0	9 580
Income from interests	398	2 037	0	0
Repayment of long-term loans granted	180	2 956	0	0
Expenditure on tangible fixed assets and intangibles	(46 883)	(90 089)	(19 815)	(43 415)
Expenditure on purchase of group companies	0	(80)	(3 499)	(28 254)
Expenditure on purchase of short-term securities	(117 414)	(560 210)	(445 496)	(629 331)
Granting of loans	(36)	(12 616)	(342)	(1 586)
Other long term investments	0	0	0	0
Net cash flow from investing activity	**24 325**	**(15 243)**	**8 874**	**(83 136)**
FINANCING ACTIVITY				
Obtaining credits and loans	274 339	274 339	0	0
Repayment of credits and loans	(254 838)	(255 039)	(2 753)	(5 746)
Repayment of interest	(6 711)	(15 211)	(7 217)	(15 582)
Dividends and other payments to shareholders	0	(15 667)	0	(15 666)
Settlement of financial instrument	(29 890)	(29 890)	0	0
Other financial expenditure	(657)	(657)	0	0
Net cash flow from financing activity	**(17 757)**	**(42 125)**	**(9 970)**	**(36 994)**
Change in cash and cash equivalents	**19 285**	**24 113**	**3 477**	**(17 134)**
Cash and cash equivalents at the beginning of period	**17 981**	**13 153**	**9 676**	**30 287**
Cash and cash equivalents at the end of period	**37 266**	**37 266**	**13 153**	**13 153**

NOTES
TO ORBIS S.A. STAND-ALONE INTERIM FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005 AND FOR 12 MONTHS ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. (hereinafter the "Company") with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XIX Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs over 4,000 persons and operates a network of 49 hotels (9,344 rooms) in 29 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless specified otherwise.

These financial statements **have been prepared as at December 31 and for 12 months ended December 31, 2005** on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future.

The attached interim financial statements have been prepared in accordance with accounting rules concerning interim financial reporting accepted in the European Union, issued and valid on the date of these financial statements and with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34) and are covered by IFRS 1 "First-time Adoption of International Financial Reporting Standards", as it is the financial statement for the period which is a part of the first financial year, for which the Company prepares financial statements in accordance with IFRS, i.e. the year ending December 31, 2005.

Until the year 2004 inclusive, the financial statements of Orbis S.A. were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Decree of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.
Starting from the year 2005, the financial statements of Orbis S.A. are prepared in accordance with IFRS.
Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

Reconciliations of equity and financial result for 12 months of the year 2004, covered by these financial statements in terms of comparative figures and the description of transition from the Accounting Act to IFRS are presented in point 10 of this report.

The stand-alone financial statements of Orbis S.A. as at December 31, 2005 should be read together with the consolidated interim financial statements of the Orbis Group as at December 31, 2005.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter of greatest significance for the Company has been presented in point 2.1 of the interim consolidated financial statements of the Orbis Group as at December 31, 2005 and for 12 months ended December 31, 2005.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the interim consolidated financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the interim consolidated financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the interim consolidated financial statements.

3. INCOME STATEMENT OF THE COMPANY

4.1 Income statement of the Company

In PLN thousand	3 months ended Dec.31, 2005	3 months ended Dec.31, 2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31, 2004	% change - 2005 versus 2004
Net sales of services, products, merchandise and raw materials	122 873	124 289	-1,14%	574 650	578 092	-0,01
% share in total revenue	84,33%	69,32%	0,15	88,37%	85,35%	0,03
Cost of goods sold	(101 117)	(108 917)	-7,16%	(402 978)	(410 659)	-1,87%
Distribution and marketing costs	(12 503)	(10 753)	16,27%	(41 097)	(39 549)	3,91%
Administrative expenses	(24 816)	(22 191)	11,83%	(92 746)	(87 982)	5,41%
of which:						
-depreciation & amortization	(17 540)	(23 056)	-23,92%	(71 506)	(73 388)	-2,56%
- staff costs	(52 266)	(52 287)	-0,04%	(199 113)	(203 913)	-2,35%
- outsourced services	(33 224)	(31 872)	4,24%	(120 594)	(116 718)	3,32%
% share in total costs	92,99%	69,96%	0,23	90,42%	84,41%	0,06
Other operating income	22 286	36 154	-38,36%	63 737	54 877	16,15%
Other operating expenses	(5 027)	(38 315)	-86,88%	(27 331)	(54 874)	-50,19%
Operating profit - EBIT	**1 696**	**(19 733)**	**-108,59%**	**74 235**	**39 905**	**86,03%**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	0	(16)	-100,00%	0	2	-100,00%
Other finance income	548	18 880	-97,10%	11 879	44 347	-73,21%
Finance cost	(5 416)	(22 588)	-76,02%	(29 547)	(44 528)	-33,64%
Profit (loss) before tax	**(3 172)**	**(23 457)**	**-86,48%**	**56 567**	**39 726**	**42,39%**
Income tax	422	10 337	-95,92%	(9 788)	(478)	1947,70%
Loss from discontinued operations	0	0		0	0	
Net profit (loss)	**(2 750)**	**(13 120)**	**-79,04%**	**46 779**	**39 248**	**19,19%**
EBIT margin (EBIT/Revenue)	1,38%	-15,88%	0,17	12,92%	6,90%	0,06
EBITDA	**19 236**	**3 323**	**478,87%**	**145 741**	**113 293**	**28,64%**
EBITDA margin (EBITDA/Revenue)	15,66%	2,67%	0,13	25,36%	19,60%	0,06

Comments to results generated by Orbis S.A. in the 4th quarter of 2005 are presented in point 4.1 of notes to the interim consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of seasonal nature of hotel operations has been presented in point 4.2 of notes to the interim consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31,2005	As at Dec.31,2004	% change in 12 months ended Dec.31, 2005
Fixed assets	2 011 213	2 000 576	0,53%	2 022 920	-0,58%
% share in the balance sheet total	*93,66%*	*91,77%*	0,02	*94,26%*	-0,92
Current assets	136 029	179 407	-24,18%	123 227	10,39%
% share in the balance sheet total	*6,34%*	*8,23%*	-0,02	*5,74%*	-0,08
TOTAL ASSETS	**2 147 242**	**2 179 983**	**-1,50%**	**2 146 147**	**0,05%**
Shareholders' equity	1 583 460	1 586 288	-0,18%	1 552 426	2,00%
% share in the balance sheet total	*73,74%*	*72,77%*	0,01	*72,34%*	-0,71
Non-current liabilities and provisions	327 797	378 622	-13,42%	376 999	-13,05%
- of which: borrowings	234 717	245 230	-4,29%	255 575	-8,16%
% share in the balance sheet total	*15,27%*	*17,37%*	-0,02	*17,57%*	-0,20
Current liabilities and provisions	235 985	215 073	9,72%	216 722	8,89%
- of which: borrowings	40 835	4 157	882,32%	1 500	2622,33%
% share in the balance sheet total	*10,99%*	*9,87%*	0,01	*10,10%*	-0,09
TOTAL EQUITY AND LIABILITIES	**2 147 242**	**2 179 983**	**-1,50%**	**2 146 147**	**0,05%**
Debt/total capital employed ratio	17,40%	15,72%		16,56%	
Debt ratio (total liabilities/total assets ratio)	26,26%	27,23%		27,66%	

4.1 Fixed assets

Fixed assets are dominated by property, plant and equipment - hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land. In the 4th quarter the building of Wanda hotel in Kraków and rights to perpetual usufruct of land on which the building is located were sold. Moreover, three „Orbis" S.A. Branches, namely Hotel Reda in Szczecin, Hotel Solec in Warsaw and Hotel Tranzyt in Częstochowa, were liquidated in connection with the planned conversion into the Etap brand hotels.

4.2 Current assets

Receivables, dominated by other receivables comprising, among others, of borrowings to related parties and other companies, taxes, customs duties and social security receivable, settlements of the Social Benefits' Fund, settlements with employees, account for over 50% of current assets. In the 4th quarter of the current year, VAT, CIT and local taxes receivable went up, but trade receivables, other receivables as well as prepayments declined. Cash and cash equivalents represent a major item of current assets (27% share in current assets). In the current quarter, cash and cash equivalents held on bank deposit accounts were nearly 1.4 times higher than at the end of the preceding quarter.

In the period under discussion, financial assets measured at fair value through profit or loss declined by nearly 70% as a result of transactions on securities held by the Company.

4.3 Non-current liabilities and provisions

Non-current liabilities and provisions are dominated by borrowings. In the current quarter, the Company incurred a long-term PLN-denominated credit facility allocated to repay its obligations under the EUR-denominated credit facility extended by the banks' syndicate and to finance a new investments program. Additionally, in connection with the earlier repayment of foreign currency credit facility, SWAP transactions to hedge the Company against forex risk, so far recognized in the balance sheet as other non-current liabilities, were settled.

4.4 Current liabilities and provisions

Other current liabilities, dominated by liabilities on account of bonds, account for over 60% of current liabilities. Other major items include taxes, customs duties, social insurance and other benefits payable, prepayments and advances as well as special funds.

Next item is borrowings. A considerable growth in borrowings reported in the 4th quarter resulted from reclassification of a tranche of a credit facility allocated to finance investment needs of the Company to current liabilities.

The current quarter witnessed a decline in provisions. Changes in the balance of provisions were attributable to the creation of new provisions for employment restructuring and professional activation and the use of provision created in June 2005 for the restructuring of 4 hotels and the provision for liquidation of Europejski Hotel.

4.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date		Short-term borrowings	Long-term borrowings	
	PLN	EUR		with maturity of 1 to 3 years	with maturity of over 3 years
BWE	1 329		684	645	
Credit facility agreement with Bank Handlowy, Société Générale, Bank Zachodni WBK and Calyon	274 820		40 151	77 307	156 765
Banks' syndicate					
TOTAL:	276 149	0	40 835	77 952	156 765

4.6 Changes in estimates of amounts

Titles for major changes	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months ended Dec.31, 2005	As at Dec.31,2004	% change in 12 months ended Dec.31, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	57 855	66 265	-12,69%	65 369	-11,49%
2. Deferred tax assets	64 428	73 242	-12,03%	75 411	-14,56%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee rewards and retirement obligations	39 716	39 401	0,80%	37 172	6,84%
- created	1 728	1 941		6 432	
- used	(1 413)	(1 941)		(5 838)	
- released	0	0		(542)	
2. Provision for liabilities arising from court litigations	79	79	0,00%	34 077	-99,77%
- created	0	0		29 822	
- used	0	(29 717)		0	
- released	0	0		(267)	
3. Provision for restructuring costs	3 508	8 695	-59,65%	2 970	18,11%
- created	3 508	0		0	
- used	(5 303)	(2 970)		0	
- released	(3 392)	0		0	
IMPAIRMENT OF ASSETS					
1. impairment of financial non-current assets	5 496	5 496	0,00%	5 496	0,00%
- created	0	0		2 011	
- used	0	0		0	
- reversed	0	0		0	
2. impairment of property, plant and equipment	261 520	267 273	-2,15%	273 625	-4,42%
- created	159	0		1 219	
- used	(5 912)	(6 370)		0	
- reversed	0	0		(37 795)	

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Group

As at December 31, 2005, the following changes in contingent assets and liabilities have been reported since the end of the last financial year:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec. 31, 2005	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. to the bank under the credit facility agreement no. 2003/2/211/DDF dated Aug. 02, 2003	BHP PBK S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	30.12.2006	0		Surety expired because the credit facility was repaid on Dec. 31, 2005
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under a guarantee issued by the bank (guarantee no. 2/2000 dated Feb. 7, 2000, annex no. 1 dated Feb. 27, 2004)	Bank BPH S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	13.04.207	1 959 589		Validity date as per date of validity of declaration on submission to enforcement procedure
			TOTAL:	1 959 589		

5. CASH FLOWS IN THE COMPANY

In PLN thousand	3 months ended Dec.31,2005	3 months ended Dec.31,2004	% change - 2005 versus 2004	12 months ended Dec.31,2005	12 months ended Dec.31,2004	% change - 2005 versus 2004
Cash flows from operating activities	12 717	4 573	178,09%	81 481	102 996	-20,89%
Cash flows from investing activities	24 325	8 874	-63,52%	(15 243)	(83 136)	445,40%
Cash flows from financing activities	(17 757)	(9 970)	-43,85%	(42 125)	(36 994)	-12,18%
Total net cash flows	**19 285**	**3 477**	-81,97%	**24 113**	**(17 134)**	
Cash and cash equivalents at the end of period	37 266	13 153	183,33%	37 266	13 153	183,33%

As at December 31, 2005, the Company had at its disposal cash and cash equivalents amounting to PLN 37,266 thousand

5.1 Operating activities

As a result of positive adjustments of cash flows from operating activities in the 4th quarter, the Company generated cash from operating activities despite the gross loss. Major positive adjustments concerned depreciation, receivables and prepayments, which was attributable, among others, to a drop in trade receivables in that period. Most significant negative adjustments were a result of a decline in current liabilities, first and foremost, as a result of a decline in trade payables, special funds and prepayments and advances.

5.2 Investing activities

In the 4th quarter of the current year, it was expenditure on the acquisition and proceeds from the sale of short-term securities that represented the most significant item affecting cash flows from investing activities. Similarly important were revenues from the sale of property, plant and equipment, chiefly Wanda hotel in Kraków and *expenditure on implementation of the hotel building modernization program.*

5.3 Financing activities

In the current quarter the Company incurred a PLN-denominated credit facility allocated for implementation of a new investment strategy of Orbis S.A. as well as for the repayment of the EUR-denominated credit facility extended by the banks syndicate, which was reflected in cash flows from financing activities. In connection with the repayment of a foreign currency credit facility, Orbis S.A. made final settlement of SWAP hedging transactions which involved making payments to the bank.

6. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND DISTRIBUTED DIVIDENDS

in PLN thousand	As at Dec.31,2005	As at Sept.30,2005	% change in 3 months neded Dec. 31, 2005	As at Dec.31,2004	% change in 12 months ended Dec. 31, 2005
Share capital	517 754	517 754	0,00%	517 754	0,00%
Reserves	133 333	133 411	-0,06%	133 411	-0,06%
Other reserves	0	0		0	
Retained earnings	932 373	935 123	-0,29%	901 261	3,45%
Shareholders' equity	**1 583 460**	**1 586 288**	**-0,18%**	**1 552 426**	**2,00%**

No changes occurred in the amount of share capital in the periods covered by these financial statements. Change in reserves in the 4th quarter resulted from the sale of works of art treated as long-term investments and reversal of their valuation recognized in shareholders' equity.

Net loss for the 4th quarter of 2005 posted to shareholders' equity resulted in a change in retained earnings.

Dividends:

The dividend distributed by Orbis S.A. in 2004 for the year ended Dec. 31, 2003 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for July 28, 2004; and the dividend payment date for August 12, 2004.

On June 10, 2005, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for July 20, 2005; and the dividend payment date for August 9, 2005.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on financial results for the 12 months ended December 31, 2005 and 2004:

1. sale of Wanda hotel in Kraków for PLN 16,791 thousand,
2. creation of a restructuring provision - PLN 3,508 thousand,
3. incurred costs of termination benefits paid on account of employment restructuring - PLN 5,391 thousand,
4. release of a provision for risks related to Varimpex Leasing AG (concerns the year 2004) - PLN 20,280 thousand,
5. changes in the provision for liabilities related to the dispute about Europejski Hotel and securing potential costs - PLN 29,822 thousand (concerns the year 2004),
6. write-down of the value of draft technical documentation of Grand Hotel in Sopot – PLN 4,296 thousand (concerns the year 2004),
7. a provision for employment restructuring costs in Europejski Hotel – PLN 2,970 thousand (concerns the year 2004),

8. sale of Sofitel Hotel in Kraków – PLN 12,600 thousand,
9. costs of SWAP financial instruments and their valuation.

„Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of the above events, are as follows:

in PLN thousand	3 months ended Dec.31,.2005	3 months ended Dec.31,.2004	% change - 2005 versus 2004	12 months ended Dec.31,.2005	12 months ended Dec.31,.2004	% change - 2005 versus 2004
Net profit (loss) from all operations	**(2 750)**	**(13 120)**	**-79,04%**	**46 779**	**39 248**	**19,19%**
2. sale of Wanda hotel in Kraków	(16 791)			(16 791)		
3. creation of a provision for restructuring	3 508			3 508		
4. employment restructuring costs incurred				5 391		
5. release of a provision for Varimpex Leasing AG		(20 280)			(20 280)	
6. changes in the provision for liabilities to HESA		29 822		(5 072)	29 822	
7. write-down of the value of draft technical documentation		2 281			4 296	
8. provision for employment restructuring costs in Europejski Hotel		945			2 970	
9. sale of Sofitel in Kraków		(12 600)			(12 600)	
10. cost of SWAP and valuation	892	17 671		14 029	26 945	
"Pro-forma" profit (loss) from continuing operations	**(15 141)**	**4 719**	**-420,85%**	**47 844**	**70 401**	**-32,04%**

The impact of the above events on balance sheet items is presented in the table below:

in PLN thousand	As at Dec.31,2005	As at Sept.31,2005	% change in 3 months ended Dec.31,2005	As at Dec.31,2004	% change in 12 months ended Dec.31,2005
TOTAL ASSETS	**2 147 242**	**2 179 983**	**-1,50%**	**2 146 147**	**0,05%**
Fixed assets	8 759			4 296	
Current assets	17 280	1 671		3 536	
TOTAL ASSETS pro forma	**2 173 281**	**2 181 654**	**-0,38%**	**2 153 979**	**0,90%**
TOTAL EQUITY AND LIABILITIES	**2 147 242**	**2 179 983**	**-1,50%**	**2 146 147**	**0,05%**
Shareholders' equity	1 065	-8 771		43 753	
Non-current liabilities and provisions	23 410	8 762		-3 129	
Current liabilities and provisions	1 564	1 680		-32 792	
TOTAL EQUITY AND LIABILITIES pro forma	**2 173 281**	**2 181 654**	**-0,38%**	**2 153 979**	**0,90%**

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

On October 28, 2005, Orbis S.A. issued 109,619,868 bonds with the nominal value of PLN 1 each and redemption date October 24, 2006, that were acquired by Hekon Hotele Ekonomiczne S.A.. Terms and conditions of the issue were determined on the basis of the resolution of the General Meeting of Shareholders as a part of the bonds issue program. The reason for and the objective of the bonds issue and their acquisition by a subsidiary company was to deduct liabilities under redemption of bonds issued on October 29, 2004.

9. RELATED PARTY TRANSACTIONS

The following related party transactions were executed in the period covered by these financial statements:

1. sale of 2,000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o. accounting for 25% of share capital of each of those companies to Globe Trade Center S.A.. Total selling price of the shares amounted to PLN 2,012 thousand,
2. sale of the building of Wanda hotel along with the right to perpetual usufruct of land to the company GTC Sonata Sp. z o.o. – receivables on account of that sale amounted to PLN 25,550 thousand,
3. sale of the right to perpetual usufruct of land in Wrocław to the company Globe Trade Center S.A. – receivables on account of that sale amounted to PLN 4,000 thousand,
4. Société d'Exploitation HOTEK POLSKA Sp. z o.o. revenues in the amount of PLN 760 thousand, of which revenue from the contract for management in the amount of PLN 742 thousand and costs in the amount of PLN 9,976 thousand, of which costs of license fees in the amount of PLN 9,824 thousand,
5. Accor Centres de Contacts Clients costs of access to reservation services system in the amount of PLN 1,628 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

10. CHANGES IN ACCOUNTING POLICIES

Full disclosure of Orbis S.A. accounting policy, applicable as from January 1, 2005, has been presented in point 2.1 of notes to the semi-annual consolidated financial statements of the Orbis Group as at June 30, 2005.

Explanations related to the transition to IFRS

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Act. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The Company applied IFRS for the first time in financial statements for 1st quarter of 2005, i.e. January 1, 2004 was the date of transition to IFRS. The financial statements as at December 31, 2005 will be the first annual financial statements of the Company prepared in compliance with IFRS.

The notes below contain explanations of the impact of adjustments arising from the differences between the accounting standards applicable so far and the IFRS on comparative data, i.e. for 12 months ended December 31, 2004 and the description of those adjustments.

Explanations concerning restatement of figures covering former reporting periods into IFRS are presented in point 2.4 of notes to Orbis S.A. stand-alone semi-annual financial statements as at June 30, 2005.

10.1 RECONCILIATION OF BALANCE SHEET AS AT DECEMBER 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Fixed assets		**1 668 930**	**353 990**	**2 022 920**
Property, plant and equipment	1	1 140 966	282 954	1 423 920
Intangible assets, of which:		5 579	(3 120)	2 459
- goodwill		0		0
Investments in subsidiaries, affiliates and associated companies		475 173		475 173
Available-for-sale financial assets		31		31
Other financial assets		485		485
Investment property	2	23 380	21 426	44 806
Other long-term investments		635		635
Deferred tax assets	4	22 681	52 730	75 411
Current assets		**126 385**	**(3 158)**	**123 227**
Inventories		8 509		8 509
Trade receivables		14 109		14 109
Income tax receivable		4 680		4 680
Other current receivables		32 384		32 384
Other short-term investments	3	3 158	(3 158)	0
Financial assets measured at fair value through profit or loss		50 392		50 392
Cash and cash equivalents		13 153		13 153
Total assets		**1 795 315**	**350 832**	**2 146 147**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 243 787**	**308 639**	**1 552 426**
Share capital	7	92 154	425 600	517 754
Reserves		133 411		133 411
Other reserves				0
Retained earnings	5	1 018 222	(116 961)	901 261
Non-current liabilities		**334 806**	**42 193**	**376 999**
Borrowings		255 575		255 575
Deferred tax provision	6	23 176	42 193	65 369
Other non-current liabilities		23 410		23 410
Provision for retirement benefit and other obligations		32 645		32 645
Provisions for liabilities		0		0
Current liabilities		**216 722**	**0**	**216 722**
Borrowings - current portion		1 500		1 500
Trade payables		22 494		22 494
Income tax liabilities		0		0
Other current liabilities		151 154		151 154
Provision for retirement benefit and other obligations		4 527		4 527
Provisions for liabilities		37 047		37 047
Total equity and liabilities		**1 795 315**	**350 832**	**2 146 147**

Additional information to reconciliation of balance sheet as at December 31, 2004

Adjustments relate to items described in detail in the presentation of restatements as at January 1, 2004, with events that occurred in 2004 having been taken into account, presented in point 2.4 of notes to the stand-alone semi-annual financial statements of Orbis S.A. as at June 30, 2005..

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Adjustments for effects of hyperinflation	241 571
Adjustment concerning capitalization of borrowing costs and foreign exchange differences	(9 027)
Impairment of property, plant and equipment	(268 869)
Revaluation of land and rights to perpetual usufruct of land to fair value	330 759
Depreciation of rights to perpetual usufruct of land	(4 511)
Reclassification of investment property	(6 969)
TOTAL	**282 954**

2. Investment property

Adjustments related to investment property are presented below:

Reclassification of investment property from other short-term investments	4 481
Calculation of depreciation	(7 145)
Adjustment for effects of hyperinflation of investment property	5 751
Revaluation of land and rights to perpetual usufruct of land to fair value	11 858
Revaluation of rented investment properties	(488)
Reclassification of buildings and rights to perpetual usufruct of land from fixed assets	6 969
TOTAL	**21 426**

3. Other short-term investments

Adjustments related to other short-term investments are presented below:

Reclassification of investment property	(4 481)
Reversal of impairment of short-term investments	1 323
TOTAL	**(3 158)**

4. Deferred tax assets

The above adjustments increased deferred tax assets as follows:

Adjustment concerning capitalization of borrowing costs and foreign exchange differences	1 715
Impairment of fixed assets	50 673
Reversal of valuation of short-term investments	(251)
Adjustment concerning initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

5. Retained earnings

Adjustments related to retained earnings are presented below:

Adjustment for effects of hyperinflation of equity	(425 600)
Adjustment for hyperinflation fixed assets and investment property	247 322
Adjustment concerning capitalization of borrowing costs and foreign exchange differences	(9 027)
Impairment of property, plant and equipment and investment property	(269 357)
Revaluation of land and rights to perpetual usufruct of land to fair value	342 617
Depreciation of rights to perpetual usufruct of land	(4 511)
Calculation of depreciation of assets reclassified from short-term investments	(7 145)
Reversal of impairment of short-term investments	1 323
Adjustment concerning initial fee for affiliation with a hotel brand	(3 120)
Tax effects of above changes	10 537
TOTAL	**(116 961)**

6. Deferred tax provision

The above adjustments increased the deferred tax provision as follows:

Adjustment for effects of hyperinflation	46 992
Revaluation of fixed assets and investment property to fair value	(3 470)
Reversal of a temporary difference on depreciation of short-term investments	(1 329)
TOTAL	**42 193**

7. Translation of equity using hyperinflation indexes

As a result of translation of equity of the Company Orbis S.A. using hyperinflation indexes for the hyperinflationary period, the equity went up by PLN 425,600 thousand.

2.4.7 RECONCILIATION OF FINANCIAL RESULT FOR FOUR QUARTERS 2004

		December 31, 2004		
		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net sales of services		573 835		573 835
Net sales of other products, merchandise and raw materials		4 257		4 257
Cost of goods sold	1	(399 671)	(10 988)	(410 659)
Gross profit (loss) on sales		**178 421**	**(10 988)**	**167 433**
Other operating income	2	47 322	(6 059)	41 263
Distribution costs		(39 549)		(39 549)
Administrative expenses		(87 982)		(87 982)
Other operating expenses	3	(54 682)	(192)	(54 874)
Profit (loss) from operating activities		**43 530**	**(17 239)**	**26 291**
Gain (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		2		2
Other finance income		55 597	2 364	57 961
Finance cost	4	(44 528)		(44 528)
Profit (loss) before tax		**54 601**	**(14 875)**	**39 726**
Income tax	5	(5 776)	(5 298)	(478)
Net profit (loss) from continuing operations		**48 825**	**(9 577)**	**39 248**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**48 825**	**(9 577)**	**39 248**

1. Adjustments of cost of goods sold are presented below:

Impact of hyperinflation on fixed assets and investment property	6 984
Adjustment concerning initial fee for affiliation with a hotel brand	(54)
Depreciation of rights to perpetual usufruct of land	3 875
Calculation of depreciation of assets reclassified from short-term investments to investment property	183
TOTAL	**10 988**

2. Adjustments of other operating income are presented below:

Adjustment of result on the sale of assets revalued to fair value	(13 425)
Change in impairment of property, plant and equipment	7 366
TOTAL	**(6 059)**

3. Adjustment ensuing from the revaluation of land at fair value.
4. Adjustment related to changed approach to recognition of borrowing costs and foreign exchange differences.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 5,298 thousand.

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results in the 4th quarter of 2005 and not included in the current financial occurred after the balance sheet date.

12. SHAREHOLDERS

As at February 28, 2006, the value of the share capital of Orbis S.A. amounts to PLN 92,154,016 and comprises of 46,077,008 shares having a par value of PLN 2 each. Shareholders who hold, directly or indirectly through its subsidiary companies, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at February 28, 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Feb.28, 2006 (no. of voting rights at the GM)	% share in share capital as at Feb. 28, 2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 14, 2005 to Feb.28,2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	+ 4,99
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	2.611.700	5,67%	+ 0,58
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at February 28, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board, holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula — First Vice-President of the Management Board, holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board, holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais — Member of the Management Board, does not hold any Orbis S.A. shares
5. Jolanta Wojciechowska de Cacqueray — Member of the Management Board, does not hold any Orbis S.A. shares

As at February 28, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any 'Orbis" S.A. shares
2. Erez Boniel
   does not hold any 'Orbis" S.A. shares
3. Sabina Czepielinda
   holds 268 „Orbis" S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any 'Orbis" S.A. shares
5. Michael Flaxman

does not hold any 'Orbis" S.A. shares

6. Christophe Guillemot
   does not hold any 'Orbis" S.A. shares
7. Michael Harvey
   does not hold any 'Orbis" S.A. shares
8. Andrzej Przytuła
   does not hold any 'Orbis" S.A. shares
9. Janusz Rożdżyński
   does not hold any 'Orbis" S.A. shares
10. Denys Sappey
    does not hold any 'Orbis" S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in note 15 to the interim consolidated financial statements.